      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 2001


                                                      REGISTRATION NO. 333-57114
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               BE AEROSPACE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           06-1209796
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)

                               BE AEROSPACE, INC.
                           1400 CORPORATE CENTER WAY
                           WELLINGTON, FLORIDA 33414
                                 (561) 791-5000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            EDMUND J. MORIARTY, ESQ.
                               BE AEROSPACE, INC.
                                GENERAL COUNSEL
                           1400 CORPORATE CENTER WAY
                           WELLINGTON, FLORIDA 33414
                      (561) 791-5000/(561) 791-3966 (FAX)
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

            ROHAN S. WEERASINGHE, ESQ.                         WILLIAM J. WHELAN, III, ESQ.
                SHEARMAN & STERLING                               CRAVATH, SWAINE & MOORE
               599 LEXINGTON AVENUE                                   WORLDWIDE PLAZA
             NEW YORK, NEW YORK 10022                                825 EIGHTH AVENUE
                  (212) 848-4000                                 NEW YORK, NEW YORK 10019
                                                                      (212) 474-1000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]



     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]



     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                    SUBJECT TO COMPLETION, DATED MAY 9, 2001


                                5,000,000 Shares

                              [B/E AEROSPACE LOGO]
                               BE AEROSPACE, INC.

                                  Common Stock

                               ------------------

     We are selling 2,074,747 shares of common stock and the selling stockholders are selling 2,925,253 shares of common stock.

     Our common stock is quoted on The Nasdaq National Market under the symbol "BEAV." The last reported sale price on May 1, 2001, was $21.30 per share.

     The underwriters have an option to purchase a maximum of 750,000 additional shares to cover over-allotments of shares.

  INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 12.

                                                      UNDERWRITING
                                 PRICE TO             DISCOUNTS AND         PROCEEDS TO BE       PROCEEDS TO SELLING
                                  PUBLIC               COMMISSIONS             AEROSPACE            STOCKHOLDERS
                            -------------------    -------------------    -------------------    -------------------
Per Share...............                      $                      $                      $                      $
Total...................    $                      $                      $                      $

     Delivery of the shares of common stock will be made on or
about            , 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                         DRESDNER KLEINWORT WASSERSTEIN
                                                              CIBC WORLD MARKETS

             The date of this prospectus is                , 2001.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
SUMMARY...............................    3
RISK FACTORS..........................   12
USE OF PROCEEDS.......................   18
PRICE RANGE OF COMMON STOCK AND
  DIVIDEND POLICY.....................   18
CAPITALIZATION........................   19
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   21
BUSINESS..............................   30
SELLING STOCKHOLDERS..................   42
DESCRIPTION OF CAPITAL STOCK..........   46
CERTAIN UNITED STATES FEDERAL TAX
  CONSIDERATIONS FOR NON-UNITED STATES
  HOLDERS OF COMMON STOCK.............   50
UNDERWRITING..........................   53
NOTICE TO CANADIAN RESIDENTS..........   56
LEGAL MATTERS.........................   57
EXPERTS...............................   57
WHERE CAN YOU FIND ADDITIONAL
  INFORMATION.........................   57
INCORPORATION OF CERTAIN INFORMATION
  BY REFERENCE........................   57

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                           FORWARD-LOOKING STATEMENTS


     This prospectus and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by us, contain, or will contain, disclosures which are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "could," "may," "believe," "will," "expect," "project," "estimate," "intend," "anticipate," "plan," "continue," "predict," "expectations" or other similar words. These statements, including statements regarding our future financial performance and other projections of measures of future financial performance of our company, are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such statements. While we believe these forward-looking statements to be reasonable, projections are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based may vary significantly from actual results, which variations may be material and adverse. As a result, because these statements are based on expectations as to future performance and events and are not statements of fact, actual events or results may differ materially from those projected. Factors that might cause such a difference include those discussed in our filings with the Securities and Exchange Commission, including but not limited to our most recent proxy statement, Form 10-K, as amended, and Form 10-Q's, as amended, and under the heading "Risk Factors" in this prospectus.



     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein. These statements should not be considered in isolation and you should make your investment decision only after carefully reading this entire prospectus and the documents incorporated by reference.

                                    SUMMARY

     This summary highlights material information incorporated by reference or appearing elsewhere in this prospectus. However, it may not contain all of the information that is important to you. You should carefully read this prospectus in its entirety, including the documents incorporated by reference.

     Our fiscal year ends on the last Saturday in February of each year, and references to fiscal 2000 and the like are to the year ended on the last Saturday in February of the referenced year (for example, fiscal 2000 refers to the fiscal year ended February 26, 2000).

                                  OUR COMPANY

GENERAL

     We are the world's largest manufacturer of cabin interior products for commercial and general aviation aircraft and for business jets. We serve virtually all major airlines and a wide variety of general aviation customers and airframe manufacturers. We believe that we have achieved leading global market positions in each of our major product categories, which include:

     - commercial aircraft seats, including an extensive line of first class, business class, tourist class and commuter aircraft seats;

     - a full line of airline food and beverage preparation and storage equipment, including coffeemakers, water boilers, beverage containers, refrigerators, freezers, chillers and ovens;

     - both chemical and gaseous commercial aircraft oxygen delivery systems;
       and

     - business jet and general aviation interior products, including an extensive line of executive aircraft seats, indirect overhead lighting systems, oxygen, safety and air valve products.

     In addition, we design, develop and manufacture a broad range of cabin interior structures such as galleys and crew rests, and provide comprehensive aircraft cabin interior reconfiguration and passenger to freighter conversion engineering services and related component kits.

COMPETITIVE STRENGTHS

     We believe that we have a strong, competitive position attributable to a number of factors, including the following:

     Combination of Manufacturing and Cabin Interior Design Services. We believe that we are the only manufacturer of a broad technologically-advanced line of cabin interior products with interior design capabilities. We believe that this positions us to provide "one-stop shopping" to our customers.

     Technological Leadership/New Product Development. We believe that we are a technological leader in our industry. We believe our research and development effort and our on-site engineers at both the airlines and airframe manufacturers enable us to play a leading role in developing and introducing innovative products to meet emerging industry trends and customer needs and thereby gain early entrant advantages.

     Proven Track Record of Acquisition Integration. We have demonstrated the ability to make strategic acquisitions and successfully integrate such acquired businesses by identifying opportunities to consolidate facilities and personnel, including engineering, manufacturing and marketing activities, as well as rationalizing product lines. Our acquisition strategy is subject to a number of risks including increasing leverage, the application of restrictive covenants in connection with additional debt incurred for any further acquisitions, the costs of integrating any acquired companies and the creation of significant goodwill.

     Large Installed Base. We believe our large installed base of products, estimated to be approximately $6.3 billion as of November 25, 2000 (valued at replacement prices), is a strategic strength. The airlines tend to purchase spare parts and retrofits and refurbishment programs from the supplier of the original equipment. As a result, we expect our large installed base to generate continued retrofit, refurbishment and spare parts revenue as airlines continue to maintain, evolve and reconfigure their aircraft cabin interiors.

BUSINESS STRATEGY

     Our business strategy is to maintain a leadership position and to best serve our customers by:

     - offering the broadest, most technologically advanced and most integrated product lines and services in the industry, including not only new product and follow-on product sales, but also design, integration, installation and certification services;

     - pursuing the highest level of quality in every facet of our operations, from the factory floor to customer support;

     - aggressively pursuing initiatives of continuous improvement of our manufacturing operations to reduce cycle time, lower cost, improve quality and expand our margins;

     - pursuing a worldwide marketing and product support approach focused by airline and general aviation airframe manufacturer and encompassing our entire product line; and

     - pursuing selective strategic acquisitions.

     In addition, due to our recent acquisitions, we have expanded our business strategies to better position ourselves to participate in the large and rapidly growing business of aircraft reconfiguration and passenger to freighter conversion, and also to capitalize on two significant trends in the aerospace industry:

     - major original equipment manufacturers are shrinking their supplier base; and

     - major original equipment manufacturers are accelerating the outsourcing of components and sub-assemblies.

RECENT ACQUISITIONS

     Effective February 24, 2001, we completed the acquisition of four companies that specialize in manufacturing precision-machined components and assemblies for the aerospace industry: Alson Industries, Inc., T.L. Windust Machine, Inc., DMGI, Inc., and Maynard Precision, Inc. We acquired these companies by issuing to the former stockholders a total of approximately 2.9 million shares of our common stock, paying them a total of $5.3 million in cash and assuming or repaying indebtedness of the acquired companies totaling approximately $10.0 million. This consideration represents an aggregate purchase price of approximately $69.4 million. The aggregate purchase price includes $3.5 million of consideration, represented by 187,500 shares of our common stock that were funded into an escrow account. The payment of this consideration is contingent upon the business of one of the companies achieving specified operating targets during the year ending February 2002. Each of these transactions has been accounted for using the purchase method of accounting.

     We believe that these acquisitions will enable us to achieve a number of important strategic objectives, including:

     Positioning the company to become an outsourcing partner of choice in the rapidly-growing business of converting passenger airliners to freighters. Industry experts indicate that the size of the worldwide freighter fleet will nearly double over the next twenty years, adding almost 2,600 aircraft. Industry sources also estimate that almost 70 percent of that increase is expected to come from converting commercial passenger jets to use as freighters. The cost to purchase a new freighter is significantly greater than the cost to convert an existing aircraft. We benefit substantially from the increase in passenger to freighter conversions since we derive significant revenue from our engineering design and certification services as well as the manufacture and assembly of conversion kits. We have a highly skilled engineering services group which is focused on engineering design, certification and program management of aircraft reconfiguration and passenger to freighter conversions. As a result of our recent acquisitions, we now also have the capability to manufacture a broad range of structural components, connectors and fasteners. We believe that these acquisitions, coupled with our existing capabilities in the reconfiguration and passenger to freighter conversion business, will position us to become an outsourcing partner of choice in this important growth area.

     Broadening and improving our manufacturing capabilities company-wide. We believe these acquisitions are a significant step in establishing manufacturing as a point of differentiation from our competitors. Each of the newly-acquired businesses have earned very high ratings for quality and on-time delivery. One of the acquired businesses is the only precision machining company in the world which holds The Boeing Company's Gold supplier performance rating, another of the acquired businesses has earned Boeing's Silver supplier performance rating and a third has earned Boeing's Bronze Supplier performance rating. Among the approximately 20,000 suppliers to Boeing, less than one tenth of one percent have Gold ratings, only one percent have ratings of Silver or better and only four percent have ratings of Bronze or better. We intend to adopt the best practices from these new businesses throughout our company. We believe that the adoption of the best practices of these acquired businesses will assist us in more efficiently designing products for manufacturing, reducing our total manufacturing cycle times, improving quality and lowering costs.

     Participating in the growth opportunity created by major aircraft original equipment manufacturers' outsourcing strategies. The major aerospace manufacturers are increasingly focusing on their areas of core competency -- design, assembly, marketing and finance. As a result, the industry is in the beginning stages of a widespread and accelerating movement toward outsourcing the manufacturing of components and subassemblies. Original equipment manufacturers are concentrating this outsourcing with a smaller group of larger suppliers, aggressively paring down their supplier bases and demanding from them superb quality and advanced manufacturing practices. These industry trends, coupled with the performance rating systems in place at Boeing and Airbus Industrie, are placing significant pressure on smaller suppliers to team up with larger entities. We believe there is a significant growth opportunity for properly positioned and larger, well-capitalized suppliers, like us, to capture increasingly larger amounts of manufacturing and assembly work that will be outsourced to a shrinking supplier base. As a result of these outsourcing and consolidation trends, we expect the component manufacturing and assembly business to grow at a faster rate than the overall aerospace industry, and we plan to be one of the companies that benefits from this growth.

     This offering is intended, in part, to register for sale the shares of common stock issued to the former stockholders of the four businesses we acquired. The terms of the acquisition agreements together provide that the selling stockholders will receive net proceeds from the resale of their shares equal to a total of approximately $53.9 million. Any proceeds in excess of the approximately $53.9 million will be for our benefit and if the net proceeds to the selling stockholders are less than approximately $53.9 million, we will pay the selling stockholders the difference from our available funds. In the event that the shares are not sold within 180 days of the closing of the acquisitions, we are obligated to repurchase these shares and pay approximately $53.9 million in cash to the selling stockholders. We may also repurchase these shares at any time from the selling stockholders for an amount equal to approximately $53.9 million in cash. The acquisition agreements are described more fully under the heading "Selling Stockholders."

OTHER RECENT DEVELOPMENTS

     On April 17, 2001 we sold $250 million of 8 7/8% senior subordinated notes due 2011 in a private offering. The net proceeds less estimated debt issue costs received by us from the sale of the notes were approximately $242.8 million. Approximately $105.0 million of proceeds were or will be used to redeem our 9 7/8% senior subordinated notes due 2006 and approximately $66.7 million of proceeds were used to repay our bank credit facility, which was terminated. The remainder will be used for general corporate purposes, including potential future acquisitions. Under a registration rights agreement executed as part of the offering, we have agreed to file a registration statement with the SEC enabling noteholders to exchange the privately placed notes for publicly registered notes with identical terms.

PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are located at 1400 Corporate Center Way, Wellington, Florida 33414. Our telephone number at that location is (561) 791-5000. You may also obtain additional information about us from our website, www.beaerospace.com. Information on our website is not part of this prospectus.

                                  THE OFFERING

Common stock offered in
this offering:
  By us....................  2,074,747 shares

  By the selling
stockholders...............  2,925,253 shares

     Total.................  5,000,000 shares

Common stock to be
outstanding after this
  offering.................  31,263,996 shares

Use of proceeds............  The net proceeds from the sale of shares of our common stock by the selling stockholders will be paid to them. The offering includes approximately
                             2.9 million shares which we issued to the former stockholders of Alson Industries, Inc., T.L. Windust Machine, Inc., DMGI, Inc. and Maynard Precision, Inc. In accordance with the terms of the acquisition agreements for those companies the former stockholders of those companies are entitled to receive net proceeds from the resale of their
                             2.9 million shares equal to a total of
                             approximately $53.9 million. In the event their net proceeds exceed approximately $53.9 million, these selling stockholders will pay us such excess. If the net proceeds to these selling stockholders are less than approximately $53.9 million, we will pay these selling stockholders the difference from our available funds.

                             We estimate that the net proceeds to us from our sale of shares of our common stock in this offering, based on the last reported sales price of our common stock on May 1, 2001, without exercise of the over-allotment option, will be approximately $45.0 million, including the estimated net proceeds to certain of the selling stockholders as described above in excess of $53.9 million.

                             We intend to use the net proceeds we receive from the sale of our shares of common stock or from the resale by the selling stockholders of shares of our common stock in excess of approximately $53.9 million for general corporate purposes, including potential future acquisitions.

Risk Factors...............  See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market
  symbol...................  BEAV

     The number of shares of our common stock to be outstanding immediately after the offering is based on actual shares outstanding on April 19, 2001 and excludes 448,847 shares reserved for issuance under our non-employee directors option, deferred stock and compensation plans and a total of 6,378,885 shares reserved for issuance under our employee stock, option and benefit plans as of April 19, 2001, of which options to purchase 5,911,895 shares at an average option price of $17.45 have been issued and are outstanding. The number of shares of our common stock to be outstanding after the offering also assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 750,000 shares.

                            RECENT OPERATING RESULTS

     Although complete financial statements for the fourth quarter of fiscal 2001 and fiscal 2001 are not yet available, on April 3, 2001, we announced certain operating results for the fiscal quarter ended February 24, 2001 and for fiscal 2001. The following summarizes such operating results. Such operating results are unaudited and do not include results from any of our four recent acquisitions, all of which were completed effective as of February 24, 2001. The following summary unaudited fourth quarter and fiscal year consolidated financial data should be read in conjunction with "Capitalization," our financial statements, including the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this prospectus.

FOURTH QUARTER ENDED FEBRUARY 24, 2001

     We earned $3.2 million, or $0.12 per share (diluted), for the fourth quarter of fiscal 2001. Excluding $5.8 million of previously announced costs related to our four recently completed acquisitions and $2.5 million of costs attributable to the termination of the initial public offering of our subsidiary Advanced Thermal Sciences Corporation, net earnings for such quarter were $10.6 million.

     For the fourth quarter of the prior year, fiscal 2000, we reported a net loss of $9.9 million, or $0.40 per share (diluted). The loss was due to costs associated with manufacturing problems in our seating business. Excluding these seating-related costs, we earned $9.2 million in the fourth quarter.

FISCAL YEAR ENDED FEBRUARY 24, 2001

     We earned $20.3 million, or $0.78 per share (diluted), for the full fiscal year 2001. Excluding the aforementioned acquisition and terminated IPO costs, net earnings were $27.7 million for fiscal 2001.

     For the previous fiscal year, fiscal 2000, we reported a net loss of $50.8 million, or $2.05 per share (diluted). The loss was due to costs associated with manufacturing problems in our seating business. Excluding such costs, we earned $40.6 million.

     Sales for the fourth quarter of fiscal 2001 and the full fiscal year 2001 reflected lower revenues from seating, galley structures and services compared to the prior year. The decrease in revenue is consistent with the reduction in new aircraft deliveries as compared to the prior fiscal year, problems in our seating business in fiscal 2000 and our decision in fiscal 2000 to discontinue certain products and services. Lower revenues in the fourth quarter and fiscal year 2001 were offset by a better gross margin and lower operating expenses relative to sales in such periods as compared to the same periods in the prior fiscal year. Fourth quarter earnings per share, excluding the previously mentioned acquisition and terminated IPO costs, were the highest in any quarter during fiscal 2001, representing a 33% increase, compared to the third quarter. Our gross profit margin and operating profit margin increased throughout the fiscal year and were 38.6% and 15.1% respectively, in the fourth quarter, as adjusted to exclude acquisition-related costs and the write-off of our subsidiary's terminated IPO costs.

                                                                GROSS     OPERATING
                                                                PROFIT     PROFIT
                                                                MARGIN     MARGIN
                                                                ------    ---------
Fiscal 2001:
  Fourth quarter............................................     38.6%      15.1%(a)
  Third quarter.............................................     38.0       13.4
  Second quarter............................................     37.0       11.4
  First quarter.............................................     36.4       11.0

---------------

(a) Excludes acquisition-related costs and the write-off of our subsidiary's terminated IPO costs.


     In addition to the financial results described above and the strategic acquisitions described under "-- Recent Acquisitions," we accomplished a number of initiatives in fiscal 2001 that we expect to positively impact our future financial performance and help us achieve, we believe, based on our current expectations, higher net sales and operating earnings in fiscal 2002 compared to fiscal 2001, including:


     - completed the turnaround of our seating business, announcing a number of important seating product orders during the second half of our fiscal year, as well as significantly improving quality, on-time delivery and profitability, as a result of the operational initiatives taken in fiscal 2000 as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations,"

     - continued the implementation of lean manufacturing and continuous improvement efforts company-wide, which has enabled us to reduce costs, improve quality and productivity and accelerate the order fulfillment cycle, earning a supplier performance award from one of the world's major aircraft manufacturers and the highest supplier excellence score ever awarded by one of the world's largest airlines,

     - increased total backlog to $600 million (including $75 million from the recently-acquired companies) as of the end of the fiscal year, of which we expect approximately 66% to be deliverable by the end of fiscal 2002,

     - rated No. 1 for seat comfort in both international first class and long-haul coach class in a 6,000-person survey conducted by Skytrax Research, an independent United Kingdom-based research firm,

     - continued efforts to expand revenues and stimulate retrofits through the roll-out of new products (e.g., refrigeration system, steam oven, wine chiller, full face crew oxygen mask and LED reading light),

     - expanded market share in business jet seating, winning programs with Embraer, Galaxy Aerospace and Lufthansa Technik's 20-aircraft Boeing Business Jet program, and

     - selected to convert three 747-200 combi aircraft to freighter use, including engineering, program management and the delivery of conversion kits.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
(Dollars in thousands)

                                                  THREE MONTHS ENDED              FISCAL YEAR ENDED
                                             ----------------------------    ----------------------------
                                               FEBRUARY        FEBRUARY        FEBRUARY        FEBRUARY
                                                 24,             26,             24,             26,
                                               2001(a)         2000(b)         2001(a)         2000(b)
                                             ------------    ------------    ------------    ------------
Net sales..................................    $165,793        $181,844        $666,444        $723,349
Cost of sales..............................     101,834         137,093         416,626         543,682
                                               --------        --------        --------        --------
  Gross profit.............................      63,959          44,751         249,818         179,667
  Gross margin.............................        38.6%           24.6%           37.5%           24.8%
Operating expenses:
  Selling, general and administrative......      21,382          24,315          92,541          94,891
  Research, development and engineering....      11,635          13,739          48,898          54,004
  Amortization of intangible assets........       5,873           6,377          23,408          24,076
  Acquisition and initial public offering
     costs.................................       8,276              --           8,276              --
                                               --------        --------        --------        --------
Total operating expenses...................      47,166          44,431         173,123         172,971
                                               --------        --------        --------        --------
  Operating earnings.......................      16,793             320          76,695           6,696
  Operating margin.........................        10.1%            0.2%           11.5%            0.9%
Equity in losses of unconsolidated
  subsidiary...............................          --              --              --           1,289
Interest expense, net......................      13,253          13,214          54,170          52,921
                                               --------        --------        --------        --------
Earnings (loss) before income taxes........       3,540         (12,894)         22,525         (47,514)
Income taxes (benefit).....................         354          (3,000)          2,253           3,283
                                               --------        --------        --------        --------
  Net earnings (loss)......................    $  3,186        $ (9,894)       $ 20,272        $(50,797)
                                               ========        ========        ========        ========

                                                   (footnotes on following page)

                                                  THREE MONTHS ENDED              FISCAL YEAR ENDED
                                             ----------------------------    ----------------------------
                                               FEBRUARY        FEBRUARY        FEBRUARY        FEBRUARY
                                                 24,             26,             24,             26,
                                               2001(a)         2000(b)         2001(a)         2000(b)
                                             ------------    ------------    ------------    ------------

Net earnings (loss) per common share:
  Diluted..................................    $   0.12        $  (0.40)       $   0.78        $  (2.05)
  Basic....................................    $   0.12        $  (0.40)       $   0.80        $  (2.05)
Common shares weighted average and
  potentially dilutive.....................      26,840          24,895          25,889          24,764

     The following table sets forth our adjusted gross profit, adjusted gross margin, adjusted operating earnings and adjusted net earnings excluding acquisition costs, our subsidiary terminated IPO costs, restructuring costs to reduce facilities and personnel costs and costs associated with the seating manufacturing problems we encountered during fiscal 2000. Adjusted gross profit, adjusted gross margin, adjusted operating earnings and adjusted net earnings are not in accordance with, or an alternative for, generally accepted accounting principles and may not be consistent with similarly titled measures used by other companies. However, we believe these measures of earnings help provide a better understanding of our underlying operating results.

                                                  THREE MONTHS ENDED              FISCAL YEAR ENDED
                                             ----------------------------    ----------------------------
                                               FEBRUARY        FEBRUARY        FEBRUARY        FEBRUARY
                                                 24,             26,             24,             26,
                                               2001(a)         2000(b)         2001(a)         2000(b)
                                             ------------    ------------    ------------    ------------
Adjusted gross profit......................    $63,959         $ 63,524        $249,818        $263,340
Adjusted gross margin......................       38.6%            34.9%           37.5%           36.4%
Adjusted operating earnings................    $25,069         $ 22,395        $ 84,971        $101,071
Adjusted net earnings......................     10,634            9,181          27,720          40,578

---------------
 (a) Our operating results during fiscal 2001 were negatively impacted by costs related to recently completed acquisitions and costs attributable to the termination of a proposed initial public offering by our subsidiary Advanced Thermal Sciences. The aggregate impact of these items on our results was $8,276, or $0.28 per share (diluted) after tax, for the three months ended February 24, 2001, or $0.29 per share (diluted) after-tax, for the fiscal year 2001.

(b) Our operating results during fiscal 2000 were negatively impacted due to operational problems in our seating operations. These problems, which have since been resolved, arose due to a misalignment between our manufacturing processes and our newly installed Enterprise Resource Planning, or ERP, system. The aggregate impact of these problems on our operating results was $22,075, or $0.77 per share (diluted) after-tax, for the three months ended February 26, 2000 and $94,375, or $3.67 per share (diluted) after-tax, for the fiscal year ended February 26, 2000. Substantially all of these costs have been included as a component of cost of sales.

                             SUMMARY FINANCIAL DATA

     This summary financial data is intended only as a convenient reference. Our annual report on Form 10-K for the fiscal year ended February 26, 2000 includes, among other things, the audited consolidated financial statements and notes thereto from which we derived the summary financial data (excluding backlog) for fiscal 1998, 1999 and 2000 and the independent auditors' report. The Form 10-K Annual Report and the information herein should be read together for a complete understanding of our financial position, results of operations, cash flows and changes in stockholders' equity.

     We derived the summary financial data below, excluding backlog, as of November 25, 2000 and for the nine months ended November 25, 2000 and November 27, 1999 from our unaudited financial statements included in our quarterly report on Form 10-Q, which financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results for such periods. The results for the nine months ended November 25, 2000 are not necessarily indicative of the results to be expected for the entire year. You should read this data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21.

                                                 NINE MONTHS ENDED                    FISCAL YEAR ENDED
                                            ---------------------------   ------------------------------------------
                                              NOVEMBER       NOVEMBER       FEBRUARY       FEBRUARY       FEBRUARY
                                                25,            27,            26,            27,            28,
                                                2000         1999(a)        2000(a)        1999(b)        1998(c)
                                            ------------   ------------   ------------   ------------   ------------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.................................    $500,651       $541,505       $723,349       $701,325       $487,999
Cost of sales.............................     314,792        406,589        543,682        522,875        309,094
                                              --------       --------       --------       --------       --------
  Gross profit............................     185,859        134,916        179,667        178,450        178,905
Operating expenses:
  Selling, general and administrative.....      71,159         70,576         94,891         83,648         58,622
  Research, development and engineering...      37,263         40,265         54,004         56,207         45,685
  Transaction gain, expenses and other
    expenses..............................          --             --             --         53,854          4,664
  Amortization of intangible assets.......      17,535         17,699         24,076         22,498         11,265
                                              --------       --------       --------       --------       --------
  Total operating expenses................     125,957        128,540        172,971        216,207        120,236
                                              --------       --------       --------       --------       --------
  Operating earnings (loss)...............      59,902          6,376          6,696        (37,757)        58,669
Equity in losses of unconsolidated
  subsidiary..............................          --          1,289          1,289             --             --
Interest expense, net.....................      40,917         39,707         52,921         41,696         22,765
                                              --------       --------       --------       --------       --------
Earnings (loss) before income taxes and
  extraordinary item......................      18,985        (34,620)       (47,514)       (79,453)        35,904
Income taxes..............................       1,899          6,283          3,283          3,900          5,386
                                              --------       --------       --------       --------       --------
Earnings (loss) before extraordinary
  item....................................      17,086        (40,903)       (50,797)       (83,353)        30,518
Extraordinary item........................          --             --             --             --          8,956
                                              --------       --------       --------       --------       --------
Net earnings (loss).......................    $ 17,086       $(40,903)      $(50,797)      $(83,353)      $ 21,562
                                              ========       ========       ========       ========       ========
Diluted net earnings (loss) per common
  share...................................
  Earnings (loss) before extraordinary
    item..................................    $    .67       $  (1.65)      $  (2.05)      $  (3.36)      $   1.30
  Extraordinary item......................          --                            --             --           (.38)
                                              --------       --------       --------       --------       --------
  Net earnings (loss).....................    $    .67       $  (1.65)      $  (2.05)      $  (3.36)      $    .92
                                              ========       ========       ========       ========       ========
  Weighted average shares of common
    stock.................................      25,588         24,757         24,764         24,814         23,430
                                              ========       ========       ========       ========       ========
OTHER DATA:
Depreciation and amortization.............    $ 32,078       $ 31,863       $ 42,237       $ 40,690       $ 24,160
Capital expenditures......................      15,399         27,457         33,169         37,465         28,923
Backlog...................................     500,000        530,000        470,000        640,000        560,000

                                                   (footnotes on following page)

                                                                    AS OF
                                                              NOVEMBER 25, 2000
                                                              -----------------
BALANCE SHEET DATA:
Working capital.............................................      $162,389
Intangible and other assets, net (d)........................      $384,668
Total assets................................................       837,021
Long-term debt..............................................       602,469
Stockholders' equity........................................        68,502


     The following table sets forth our adjusted gross profit, adjusted gross margin, adjusted operating earnings and adjusted net earnings excluding the costs associated with the seating manufacturing problems which we encountered during fiscal 2000, restructuring costs to reduce facilities and personnel costs, and acquisition and other costs as described in the notes to summary financial data. Adjusted gross profit, adjusted operating earnings and adjusted net earnings are not in accordance with, or an alternative for, generally accepted accounting principles and may not be consistent with similarly titled measures used by other companies. However, we believe these measures of earnings provide a better understanding of our underlying operating results and we use these measures internally to evaluate our underlying operating performance.

                                                 NINE MONTHS ENDED                    FISCAL YEAR ENDED
                                            ---------------------------   ------------------------------------------
                                              NOVEMBER       NOVEMBER       FEBRUARY       FEBRUARY       FEBRUARY
                                                25,            27,            26,            27,            28,
                                                2000         1999(a)        2000(a)        1999(b)        1998(c)
                                            ------------   ------------   ------------   ------------   ------------
                                                          (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Adjusted gross profit.....................    $185,859       $199,816       $263,340       $266,275       $178,905
Adjusted gross margin.....................        37.1%          36.9%          36.4%          38.0%          36.7%
Adjusted operating earnings...............      59,902         78,676        101,071        103,922         63,333
Adjusted net earnings.....................      17,086         31,397         40,578         51,648         34,482

---------------
(a) Our operating results during fiscal 2000 were negatively impacted due to operational problems in our seating operations. These problems, which have since been resolved, arose due to a misalignment between our manufacturing processes and our newly installed Enterprise Resource Planning, or ERP, system. The aggregate impact after-tax of these problems on our results was $72,300, or $2.92 per share, for the nine months ended November 27, 1999 and $94,375, or $3.67 per share, for the year ended February 26, 2000. Substantially all of these costs have been included as a component of cost of sales.

(b) As a result of acquisitions in 1999, we recorded a charge of $79,155, or $3.11 per share, for the write-off of acquired in-process research and development and acquisition-related expenses. We also sold a 51% interest in our in-flight entertainment business as a result of which we recorded a gain of $25,301, or $0.99 per share. Transaction gain, expenses and other expenses for the year ended February 27, 1999 consist of the in-process research and development and other acquisition expenses, offset by the gain attributable to the sale of our in-flight entertainment business. During fiscal 1999, we implemented a restructuring plan. In connection therewith we closed 7 plants and we reduced the size of our workforce by approximately 1000. As a result, we incurred $87,825, or $3.45 per share of cost which included both the restructuring referred to above and the rationalization of related product lines and the introduction of new products.

(c) In fiscal 1998, we resolved a long-running dispute with the U.S. Government over export sales between 1992 and 1995 to Iran Air. We recorded a charge of $4,664 in fiscal 1998 related to fines, civil penalties and associated legal fees arising from the settlement. We incurred an extraordinary charge of $8,956 during fiscal 1998 for unamortized debt issue costs, tender and redemption premiums and fees and expenses related to the repurchase of our 9 3/4% senior notes.


(d)Intangible and other assets consist of goodwill and other identified intangible assets associated with our acquisitions. Goodwill and other identified intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from 3-30 years. See also "Risk Factors -- Our total assets include substantial intangible assets. The write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations."

                                  RISK FACTORS

     You should carefully consider the risks described below, in addition to the other information in this prospectus, including the documents incorporated by reference, before making a decision to invest in our common stock. Our business, financial condition or results of operations could be materially adversely affected and the trading price of our common stock could decline due to any of these risks. As a result, you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

WE ARE DIRECTLY DEPENDENT UPON THE CONDITIONS IN THE AIRLINE INDUSTRY AND A SEVERE AND PROLONGED DOWNTURN COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS

     Our principal customers are the world's commercial airlines. As a result, our business is directly dependent upon the conditions in the highly cyclical and competitive commercial airline industry. In the late 1980s and early 1990s, the world airline industry suffered a severe downturn, which resulted in record losses and several air carriers seeking protection under bankruptcy laws. As a consequence, during such period, airlines sought to conserve cash by reducing or deferring scheduled cabin interior refurbishment and upgrade programs and by delaying purchases of new aircraft. This led to a significant contraction in the commercial aircraft cabin interior products industry and a decline in our business and profitability. Since 2000, increases in fuel prices, the softening of the global economy and labor unrest have negatively impacted airline profitability. A number of airlines have announced that they expect these trends to continue in calendar year 2001. Should the airline industry suffer a severe and prolonged downturn which adversely affects their profitability, discretionary airline spending, including for new aircraft and cabin interior refurbishments and upgrades, would be more closely monitored or even reduced. In addition, any prolonged labor unrest experienced by any of our major customers could lead to a delay in their scheduled refurbishment and upgrade programs. Lower capital spending by the airlines or delays in scheduled programs could lead to reduced orders of our products and services and, as a result, our business and profitability could suffer. Our business and profitability have historically suffered during downturns in the airline industry.

OUR SUBSTANTIAL INDEBTEDNESS COULD LIMIT OUR ABILITY TO OBTAIN ADDITIONAL FINANCING AND WILL REQUIRE THAT A SIGNIFICANT PORTION OF OUR CASH FLOW BE USED FOR DEBT SERVICE

     We have substantial indebtedness and, as a result, significant debt service obligations. As of February 24, 2001, we had approximately $619.7 million aggregate amount of indebtedness outstanding, representing approximately 82.1% of total capitalization. As of February 24, 2001, after giving pro forma effect to our recent debt offering and this offering and the application of the net proceeds therefrom, our indebtedness would have aggregated approximately $703.0 million, including short and long-term debt of our subsidiaries of $3.4 million, representing approximately 80.4% of total capitalization. We could incur substantial additional indebtedness in the future. We intend to replace our bank credit facility, which we terminated in connection with our recent debt offering, as soon as reasonably practicable. We have no principal maturities on our outstanding indebtedness prior to 2008 (other than principal maturities of our subsidiaries aggregating $3.4 million). Our annual debt service payment obligations consisting of cash payments of interest, giving pro forma effect to our recent debt offering, are expected to be approximately $61.2 million.

     The degree of our leverage and, as a result, significant debt service obligations, could have significant consequences to purchasers or holders of our shares of common stock, including:

     - limiting our ability to obtain additional financing to fund our growth strategy, working capital requirements, capital expenditures, acquisitions, debt service requirements or other general corporate requirements;

     - limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of those funds to fund debt service obligations;

     - increasing our vulnerability to adverse economic and industry conditions; and

     - if we are able to replace our bank credit facility, increasing our exposure to interest rate increases because borrowings under a new bank credit facility will likely be at variable interest rates.

WE MAY NOT BE ABLE TO GENERATE THE NECESSARY AMOUNT OF CASH TO SERVICE OUR INDEBTEDNESS, WHICH MAY REQUIRE US TO REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING OR SELL ASSETS

     Our ability to satisfy our debt service obligations will depend upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive and other factors, beyond our control. If, in the future, we cannot generate sufficient cash from operations to meet our debt service obligations, we will need to refinance, obtain additional financing or sell assets. Our business may not generate cash flow, and we may not be able to obtain funding, sufficient to satisfy our debt service requirements.

WE HAVE SIGNIFICANT FINANCIAL AND OPERATING RESTRICTIONS IN OUR DEBT INSTRUMENTS THAT MAY, AMONG OTHER THINGS, LIMIT OUR ABILITY TO PAY DIVIDENDS, MERGE OR CONSOLIDATE OR SELL OR OTHERWISE DISPOSE OF ASSETS

     The indentures governing our outstanding notes contain numerous financial and operating covenants that limit our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, including dividend payments and to sell or otherwise dispose of assets and merge or consolidate with other entities. Agreements governing future indebtedness could also contain significant financial and operating restrictions. We intend to replace our bank credit facility, which was cancelled on April 17, 2001, with a new credit facility as soon as reasonably practicable. We expect any new credit facility to contain customary affirmative and negative covenants. A failure to comply with the obligations contained in any current or future agreements governing our indebtedness, including our indentures, could result in an event of default under our bank credit facilities, or such indentures, which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.

THE AIRLINE INDUSTRY IS HEAVILY REGULATED AND FAILURE TO COMPLY WITH APPLICABLE LAWS COULD REDUCE OUR SALES OR REQUIRE US TO INCUR ADDITIONAL COSTS TO ACHIEVE COMPLIANCE, WHICH COULD REDUCE OUR RESULTS OF OPERATIONS

     The Federal Aviation Administration prescribes standards and licensing requirements for aircraft components, including virtually all commercial airline and general aviation cabin interior products, and licenses component repair stations within the United States. Comparable agencies, such as the U.K. Civil Aviation Authority and the Japanese Aeronautics Authority, regulate these matters in other countries. If we fail to obtain a required license for one of our products or services or lose a license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be both expensive and time consuming.

     From time to time the FAA proposes new regulations. These new regulations generally cause an increase in costs to comply with these regulations. When the FAA first enacted Technical Standard Order C127, all seating companies were required to meet these new rules. See "Business -- Government Regulation" on page 40 of this prospectus. Compliance with this rule required industry participants to spend millions of dollars on engineering, plant and equipment to comply with the regulation. A number of smaller seating companies decided that they did not have the resources, financial or otherwise, to comply with these rules and they either sold their businesses or ceased operations.

     To the extent the FAA, or comparable agencies, implements rule changes in the future, we may incur additional costs to achieve compliance.

THE AIRLINE INDUSTRY IS SUBJECT TO EXTENSIVE HEALTH AND ENVIRONMENTAL REGULATION, ANY VIOLATION OF WHICH COULD SUBJECT US TO SIGNIFICANT LIABILITIES AND PENALTIES

     We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. We are also subject to laws and regulations governing remediation of contamination at facilities currently or formerly owned or operated by us or to which we have sent hazardous substances or wastes for treatment, recycling or disposal. We may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability relating to our operations, our facilities, or facilities we may acquire.

WE COMPETE WITH A NUMBER OF ESTABLISHED COMPANIES, SOME OF WHICH HAVE SIGNIFICANTLY GREATER FINANCIAL, TECHNOLOGICAL AND MARKETING RESOURCES THAN WE DO AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY WITH THESE COMPANIES

     We compete with numerous established companies. Some of these companies, particularly in the passenger to freighter conversion business, have significantly greater financial, technological and marketing resources than we do. Our ability to be an effective competitor will depend on our ability to remain the supplier of retrofit and refurbishment products and spare parts on the commercial fleets on which our products are currently in service. It will also depend on our success in causing our products to be selected for installation in new aircraft, including next-generation aircraft, and in avoiding product obsolescence. Our ability to maintain or expand our market position in the rapidly growing passenger to freighter conversion business will depend on our success in being selected to convert specific aircraft, our ability to maintain and enhance our engineering design, our certification and program management capabilities and our ability to effectively use our recent acquisitions to manufacture a broader range of structural components, connectors and fasteners used in this business.

IF WE ARE UNABLE TO MANUFACTURE QUALITY PRODUCTS AND TO DELIVER OUR PRODUCTS ON TIME, WE MAY BE SUBJECT TO INCREASED COSTS OR LOSS OF CUSTOMERS OR ORDERS, WHICH COULD REDUCE OUR RESULTS OF OPERATIONS

     During the latter part of fiscal 1999 and throughout fiscal 2000, we experienced significant operating inefficiencies in our seating programs which resulted in delayed deliveries to customers, increased re-work of seating products, claims for warranty, penalties, out of sequence charges, substantial increases in air freight and other expedite-related costs. In addition, as a result of our late customer deliveries, certain airlines diverted their seating programs to other manufacturers. To the extent we suffer any of these inefficiencies or shortcomings in the future we will likely experience significant penalties and loss of customers.

OUR ACQUISITION STRATEGY MAY BE LESS SUCCESSFUL THAN WE EXPECT AND THEREFORE, OUR GROWTH MAY BE LIMITED

     We intend to consider future acquisitions. We intend to consider future strategic acquisitions, some of which could be material to us and which may include companies that are substantially equivalent or larger in size compared to us. We continually explore and conduct discussions with many third parties regarding possible acquisitions. As of the date of this prospectus, we have no acquisition agreements to acquire any business or assets. Our ability to continue to achieve our goals may depend upon our ability to identify and successfully acquire attractive companies, to effectively integrate such companies, achieve cost efficiencies and to manage these businesses as part of our company.

     We will have to integrate any acquisitions into our business. The difficulties of combining the operations, technologies and personnel of companies we acquire, including those we acquired effective February 24, 2001, into our company include:

     - coordinating and integrating geographically separated organizations; and

     - integrating personnel with diverse business backgrounds.

     We may not be able to effectively manage or integrate the acquired companies. Further, we may not be successful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. Our efforts to integrate these businesses could be affected by a number of factors beyond our control, such as regulatory developments, general economic conditions, increased competition and the loss of certain customers resulting from the acquisitions. In addition, the process of integrating these businesses could cause an interruption of, or loss of momentum in, the activities of our existing business and the loss of key personnel and customers. The diversion of management's attention and any delays or difficulties encountered in connection with the transition and integration of these businesses could negatively impact our business and results of operations if any of the above adverse effects were to occur. Further, the benefits that we anticipate from these acquisitions may not develop.

     We will have to finance any future acquisitions. Depending upon the acquisition opportunities available, we may need to raise additional funds or arrange for additional bank financing. We may seek such additional funds through public offerings or private placements of debt or equity securities or bank loans. We also intend to replace our existing bank credit facility with a new facility as soon as reasonably practicable. Issuance of additional equity securities by us could result in substantial dilution to stockholders. The incurrence of additional indebtedness by us could have adverse consequences to stockholders as described above. In the absence of such financing, we might not be able to make future acquisitions in accordance with our business strategy, to absorb adverse operating results, to fund capital expenditures or to respond to changing business and economic conditions, all of which may negatively affect our business, results of operations and financial condition.

THERE ARE RISKS INHERENT IN INTERNATIONAL OPERATIONS THAT COULD, AMONG OTHER THINGS, EXPOSE US TO CURRENCY RISK, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS, ADDITIONAL COSTS OR LOSS OF SALES, WHICH COULD NEGATIVELY AFFECT OUR OPERATING RESULTS


     Our operations are primarily in the United States, with approximately 24% of our sales during fiscal 2001 coming from our foreign operations in the United Kingdom and the Netherlands. While the majority of our operations is based domestically, each of our facilities sells to airlines all over the world. As a result, 40% or more of our consolidated sales for the past three fiscal years was to airlines located outside the United States. We have direct investments in a number of subsidiaries in foreign countries (primarily in Europe). Fluctuations in the value of foreign currencies affect the dollar value of our net investment in foreign subsidiaries, with these fluctuations being included in a separate component of stockholders' equity. Operating results of foreign subsidiaries are translated into U.S. dollars at average monthly exchange rates. At November 25, 2000, we reported a cumulative foreign currency translation amount of $(28.4) million in stockholders' equity as a result of foreign currency adjustments, and we may incur additional adjustments in future periods. In addition, the U.S. dollar value of transactions based in foreign currency (collections on foreign sales or payments for foreign purchases) also fluctuates with exchange rates. If in the future a substantial majority of our sales were not denominated in the currency of the country of product origin, we could face increased currency risk. Also, changes in the value of the U.S. dollar or other currencies could result in fluctuations in foreign currency translation amounts or the U.S. dollar value of transactions and, as a result, our net earnings could be reduced. Our largest foreign currency exposure results from activity in Dutch guilders and British pounds.


     We may engage in hedging transactions in the future to manage or reduce our foreign exchange risk. However, our attempts to manage our foreign currency exchange risk may not be successful and, as a result, our net earnings could be negatively affected by any unfavorable fluctuations in foreign currency exchange rates.

     Our foreign operations could also be subject to unexpected changes in regulatory requirements, tariffs and other market barriers and political and economic instability in the countries where we operate. Due to our foreign operations we could be subject to such factors in the future and the impact of any such events that may occur in the future could subject us to additional costs or loss of sales, which could negatively affect our operating results.

OUR TOTAL ASSETS INCLUDE SUBSTANTIAL INTANGIBLE ASSETS. THE WRITE-OFF OF A SIGNIFICANT PORTION OF UNAMORTIZED INTANGIBLE ASSETS WOULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.



     Our total assets reflect substantial intangible assets. At November 25, 2000, intangibles and other assets, net, represent approximately 46.0% of total assets and 561.5% of stockholders' equity. Intangible assets consist of goodwill and other identified intangible assets associated with our acquisitions, representing the excess of cost over the fair value of the tangible assets we have acquired since 1989. We may not be able to realize the value of these assets. Goodwill and other intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 30 years. At each balance sheet date, we assess whether there has been an impairment in the value of intangible assets. If the carrying value of the asset exceeds the estimated undiscounted future cash flows from operating activities of the related business, an impairment is deemed to have occurred. In this event, the amount is written down accordingly. Under current accounting rules, this would result in a charge to operating earnings. Any determination requiring the write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations and total capitalization, which effect could be material. As of November 25, 2000, we have determined that no impairment existed.


RISKS ASSOCIATED WITH OUR CAPITAL STOCK

PROVISIONS IN OUR CHARTER DOCUMENTS MAY DISCOURAGE POTENTIAL ACQUISITIONS OF OUR COMPANY, EVEN THOSE WHICH THE HOLDERS OF A MAJORITY OF OUR COMMON STOCK MAY FAVOR

     Our restated certificate of incorporation and by-laws contain provisions that may have the effect of discouraging a third party from making an acquisition of us by means of a tender offer, proxy contest or otherwise. Our restated certificate of incorporation and by-laws:

     - classify the board of directors into three classes, with directors of each class serving for a staggered three-year period;

     - provide that directors may be removed only for cause and only upon the approval of the holders of at least two-thirds of the voting power of our shares entitled to vote generally in the election of such directors;

     - require at least two-thirds of the voting power of our shares entitled to vote generally in the election of directors to alter, amend or repeal the provisions relating to the classified board and removal of directors described above;

     - permit the board of directors to fill vacancies and newly created directorships on the board;

     - restrict the ability of stockholders to call special meetings; and

     - contain advance notice requirements for stockholder proposals.

Such provisions would make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the board of directors.

     Our board of directors has declared a dividend of one preferred share purchase right for each share of common stock outstanding. A right will also be attached to each share of common stock subsequently issued. The rights will have certain anti-takeover effects. If triggered, the rights would cause substantial dilution to a person or group of persons that acquires more than 15.0% of our common stock on terms not approved by our board of directors. The rights could discourage or make more difficult a merger, tender offer or other similar transaction.

     Under our restated certificate of incorporation, our board of directors also has the authority to issue preferred stock in one or more series and to fix the powers, preferences and rights of any such series without stockholder approval. The board of directors could, therefore, issue, without stockholder approval, preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and could make it more difficult for a third party to gain control of us. In addition, under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an "interested stockholder", or generally a 15% stockholder, to effect various business combinations with a corporation for a three-year period.

YOU MAY NOT RECEIVE CASH DIVIDENDS ON OUR SHARES

     We have never paid a cash dividend and do not plan to pay cash dividends on our common stock in the foreseeable future. We intend to retain our earnings to finance the development and expansion of our business and to repay indebtedness. Also, our ability to declare and pay cash dividends on our common stock is restricted by covenants in our outstanding notes. We also intend to replace our bank credit facility with a new credit facility as soon as reasonably practicable. We expect any new credit facility to contain customary covenants, which may include covenants restricting our ability to declare and pay cash dividends.

IF THE PRICE OF OUR COMMON STOCK CONTINUES TO FLUCTUATE SIGNIFICANTLY, YOU COULD LOSE ALL OR A PART OF YOUR INVESTMENT

     In the past 12 months, the closing price of our common stock has ranged from a low of $5.875 to a high of $25.875. The price of our common stock is subject to sudden and material increases and decreases, and decreases could adversely affect investments in our common stock. The price of our common stock could fluctuate widely in response to:

     - our quarterly operating results;

     - changes in earnings estimates by securities analysts;

     - changes in our business;

     - changes in the market's perception of our business;

     - changes in the businesses, earnings estimates or market perceptions of our competitors or customers;

     - changes in general market or economic conditions; and

     - changes in the legislative or regulatory environment.

In addition, the stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company and these fluctuations could materially reduce our stock price.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from our sale of shares of our common stock in this offering, based on the last reported sales price of our common stock on May 1, 2001, without exercise of the over-allotment option, will be approximately $45.0 million, including the estimated net proceeds to certain of the selling stockholders in excess of approximately $53.9 million. The net proceeds from the sale of shares of our common stock by the selling stockholders will be paid to them. In the event the net proceeds from the sale of the approximately 2.9 million shares of our common stock by the former stockholders of Alson Industries, Inc., T.L. Windust Machine, Inc., DMGI, Inc. and Maynard Precision, Inc. who received their shares as consideration for the acquisitions exceed approximately $53.9 million, these selling stockholders will pay us such excess. If the net proceeds to these selling stockholders are less than approximately $53.9 million, we will pay these selling stockholders the difference from our available funds.

     We intend to use the net proceeds we receive from the sale of our shares of common stock or from the resale by certain of the selling stockholders of shares of our common stock as described above in excess of approximately $53.9 million for general corporate purposes, which may include potential future strategic acquisitions. We continuously explore and conduct discussions with many third parties regarding possible acquisitions. As of the date of this prospectus, we have no acquisition agreements to acquire any business or assets.

     Pending the application of net proceeds from this offering, we expect to invest the net proceeds in short-term, interest bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is quoted on the Nasdaq National Market under the symbol "BEAV." The following table indicates the high and low sales prices of our common stock as reported by Nasdaq National Market for the periods indicated.

                                                              HIGH    LOW
                                                              ----    ---
FISCAL YEAR ENDED FEBRUARY 26, 2000
First Quarter...............................................  $21 1/8 $13 1/2
Second Quarter..............................................   22 1/4  16 1/2
Third Quarter...............................................   18 3/16   5 3/4
Fourth Quarter..............................................    9 7/8   6 3/8
FISCAL YEAR ENDED FEBRUARY 24, 2001
First Quarter...............................................    9       5 7/8
Second Quarter..............................................   16 3/8   6 3/8
Third Quarter...............................................   17 1/4  11 13/16
Fourth Quarter..............................................   23 15/16  13 1/16
FISCAL YEAR ENDED FEBRUARY 23, 2002
First Quarter (through May 1, 2001).........................   25 7/8  17 11/16

     The last reported sales price of our common stock on the Nasdaq National Market as of May 1, 2001 is set forth on the cover page of this prospectus. As of February 24, 2001, we had approximately 800 record holders of our common stock.

     We have never paid cash dividends on our common stock, and we do not expect to pay cash dividends on our common stock in the foreseeable future. The indentures relating to our 8% senior subordinated notes, our 9 1/2% senior subordinated notes and our recently issued 8 7/8% senior subordinated notes restrict our ability to pay cash dividends based primarily on a percentage of our earnings.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of February 24, 2001:

     - on an actual basis, which includes the four acquisitions we recently completed effective February 24, 2001 as described in "Summary -- Recent Acquisitions;"

     - as adjusted to reflect the sale of notes in our recently completed debt offering and the application of the net proceeds to us. We used, or will use, approximately $105.0 million of the net proceeds from the offering to redeem our 9 7/8% senior subordinated notes due 2006 and approximately $66.7 million to repay the balance outstanding under our bank credit facility, with the remainder added to our cash and cash equivalents which will be used for working capital and for general corporate purposes, including potential future acquisitions; and

     - as further adjusted to reflect the sale of approximately 2.1 million shares of our common stock by us out of a total of 5.0 million shares of our common stock to be sold in this offering at an assumed public offering price of $21.30 per share, based on the closing price of our stock on May 1, 2001, and the application of the estimated net proceeds to us from the sale of those shares, as if such offering had occurred as of February 24, 2001. The table is also adjusted to reflect proceeds we may be entitled to as a result of the resale by certain of our selling stockholders of approximately 2.9 million shares of our common stock out of the total 5.0 million shares being registered in this offering as described in footnote (3) below.

     This table should be read in conjunction with our consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

                                                                 AS OF FEBRUARY 24, 2001
                                                      ---------------------------------------------
                                                                                       AS FURTHER
                                                      ACTUAL(1)    AS ADJUSTED(2)    ADJUSTED(2)(3)
                                                      ---------    --------------    --------------
                                                                 (DOLLARS IN THOUSANDS)
Cash and cash equivalents...........................  $  60,271      $ 131,351         $ 176,365
                                                      =========      =========         =========
Short-term debt, including current maturities of
  long-term debt....................................  $   5,846      $     626         $     626
                                                      ---------      ---------         ---------
Long-term debt, excluding current maturities:
  Bank credit facility..............................     61,480             --                --
  9 7/8% Senior Subordinated Notes due 2006.........    100,000             --                --
  8% Senior Subordinated Notes due 2008.............    249,564        249,564           249,564
  9 1/2% Senior Subordinated Notes due 2008.........    200,000        200,000           200,000
  8 7/8% Senior Subordinated Notes due 2011.........         --        250,000           250,000
  Other long-term debt..............................      2,768          2,768             2,768
                                                      ---------      ---------         ---------
     Total long-term debt...........................    613,812        702,332           702,332
                                                      ---------      ---------         ---------
Stockholders' equity
  Preferred Stock, $.01 par value, 1,000,000 shares
     authorized; no shares issued and outstanding...
  Common Stock, $.01 par value, 50,000,000 shares
     authorized; 28,460,583 shares issued and
     outstanding (30,570,975 shares, as further
     adjusted)......................................        285            285               306
  Additional paid-in capital........................    311,506        311,506           356,499
  Accumulated deficit...............................   (154,602)      (163,318)         (163,318)
  Accumulated other comprehensive loss..............    (21,915)       (21,915)         ( 21,915)
                                                      ---------      ---------         ---------
  Total stockholders' equity........................    135,274        126,558           171,572
                                                      ---------      ---------         ---------
     Total capitalization...........................  $ 754,932      $ 829,516         $ 874,530
                                                      =========      =========         =========
                                                                      (footnotes on following page)

(1) The amount outstanding under the bank credit facility included $10.0 million borrowed under the bank credit facility in March 2001 and used as part of the consideration in connection with the acquisitions completed effective February 24, 2001.

(2) The table includes the aggregate impact to stockholders' equity of the call premium and the write-off of remaining deferred financial costs, net of tax, of $8.7 million in connection with the redemption of our 9 7/8% senior subordinated notes due 2006. The table does not reflect the payment of an aggregate of approximately $3.8 million of accrued interest on our 9 7/8% senior subordinated notes and on the bank credit facility and other fees and expenses that were, or will be, payable upon redemption of the notes and repayment of the bank credit facility.


(3) This offering includes approximately 2.9 million shares which we issued to the former stockholders of Alson Industries, Inc., T.L. Windust Machine, Inc., DMGI, Inc. and Maynard Precision, Inc. In accordance with the terms of the acquisition agreements for those companies the former stockholders of those companies are entitled to receive net proceeds from the resale of their approximately 2.9 million shares equal to a total of approximately $53.9 million. Any proceeds in excess of this amount will be for our benefit and if the net proceeds to these former stockholders are less than approximately $53.9 million, we will pay the former stockholders the difference from our available funds. Based on the assumed offering price of $21.30 per share, the table, therefore, also includes the estimated net proceeds to the selling stockholders in excess of approximately $53.9 million from the proposed resale of the approximately 2.9 million shares of our common stock by them which would be for our benefit. The table excludes our recent acquisition of Nelson Aero Space Inc., which we acquired for a cash purchase price of approximately $20 million on May 8, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     We are the world's largest manufacturer of cabin interior products for commercial and general aviation aircraft and for business jets. We serve virtually all major airlines and a wide variety of general aviation customers and airframe manufacturers. We believe that we have achieved leading global market positions in each of our major product categories, which include:

     - commercial aircraft seats, including an extensive line of first class, business class, tourist class and commuter aircraft seats;

     - a full line of airline food and beverage preparation and storage equipment, including coffeemakers, water boilers, beverage containers, refrigerators, freezers, chillers and ovens;

     - both chemical and gaseous commercial aircraft oxygen delivery systems;
       and

     - business jet and general aviation interior products, including an extensive line of executive aircraft seats, indirect overhead lighting systems, oxygen, safety and air valve products.

     In addition, we design, develop and manufacture a broad range of cabin interior structures such as galleys and crew rests, and provide comprehensive aircraft cabin interior reconfiguration and passenger to freighter conversion engineering services and related component kits.

     Our revenues are generally derived from two primary sources: refurbishment or upgrade programs for the existing worldwide fleets of commercial and general aviation aircraft and new aircraft deliveries. We believe our large installed base of products, estimated to be approximately $6.3 billion as of November 25, 2000 (valued at replacement prices), gives us a significant advantage over our competitors in obtaining orders both for spare parts and for refurbishment programs, principally due to the tendency of the airlines to purchase equipment for such programs from the original supplier.


     We have substantially expanded the size, scope and nature of our business as a result of a number of acquisitions. Since 1989, we have completed 20 acquisitions, including four acquisitions during fiscal 2001, for an aggregate purchase price of approximately $770 million in order to position ourselves as the preferred global supplier to our customers.


     During the period from 1989 to 1996, we acquired nine commercial aircraft cabin interior products manufacturers for approximately $290 million. Through these acquisitions we built worldwide market leadership positions and became the number one manufacturer for a large number of product offerings. At the same time, we rationalized our businesses and began re-engineering our operations. We integrated the acquisitions by eliminating 11 operating facilities and consolidating personnel at the acquired businesses, resulting in headcount reductions of approximately 1,300 employees through January 1998.

     During fiscal 1999 we completed six acquisitions for approximately $387 million. Through these acquisitions we extended our product offerings into oxygen systems and we entered three new markets. These markets include the structural reconfiguration of passenger cabins, the conversion of passenger aircraft to freighters and the business jet cabin interiors market. During the fourth quarter of fiscal 1999, we launched a series of initiatives directed towards expanding our profit margins by consolidating these operations, improving productivity, reducing costs and inventory levels and speeding production of finished products. These actions included eliminating seven principal facilities, reducing our employment base by over 1,000 employees during fiscal 2000 and rationalizing our product offerings. The plan also included initiatives to install company-wide information technology and engineering design systems and implement lean manufacturing techniques in our remaining factories. We recognized a charge in the fourth quarter of fiscal 1999 of $87.8 million to provide for the entire amount of the restructuring, along with costs associated with new product introductions, all of which was charged to cost of sales.

     During fiscal 2000, we restructured our seating products operations and decided to discontinue certain product and service offerings. This product line rationalization eliminated two additional facilities bringing the total number of facilities down to 14 from 31. It also resulted in a headcount reduction of approximately 700. The total cost of this product and service line rationalization was approximately $34 million.

     All of the aforementioned initiatives to integrate, rationalize and restructure the businesses acquired prior to fiscal 2001 had an aggregate cost of approximately $180 million and have already been expensed and paid for. These initiatives enabled us to eliminate 17 facilities and reduce headcount by over 3,000 employees. We believe these initiatives will enable us to substantially expand profit margins, strengthen the global business management focus on our core product categories, achieve a more effective leveraging of our resources and improve our ability to rapidly react to changing business conditions. In conjunction with these efforts, we have also implemented a company-wide information technology system, a company-wide engineering system and initiated lean manufacturing techniques in our remaining facilities. Common management information and engineering systems and lean manufacturing processes across all operations, coupled with a rationalized product offering are expected to provide us with the ongoing benefit of a generally lower cost structure, and expanding gross and operating margins.

     Effective February 24, 2001 we completed the acquisition of four companies that specialize in manufacturing precision-machined components and assemblies for the aerospace industry. We acquired these businesses, Alson Industries, Inc., T.L. Windust Machine, Inc. DMGI, Inc. and Maynard Precision, Inc., by issuing to the former stockholders a total of approximately 2.9 million shares of our common stock, paying them a total of $5.3 million in cash and assuming or repaying indebtedness of the acquired companies totaling approximately $10.0 million. This consideration represents an aggregate purchase price of approximately $69.4 million. The aggregate purchase price includes approximately $3.5 million of consideration, for which 187,500 shares of our common stock was funded into an escrow account. The payment of the approximately $3.5 million is contingent upon the business of one of the companies achieving specified operating targets during fiscal 2002. Any proceeds from the sale of these shares in excess of the earned incentive will be paid to us. Each of these transactions has been accounted for using the purchase method of accounting.


     During fiscal 2002, through May 9, 2001, we completed the acquisition of one additional company, Nelson Aero Space Inc., which is involved in the manufacture and distribution of fittings for the aerospace industry, for approximately $20 million in cash.


     Beginning in 1994, the airlines experienced a turnaround in operating results, leading the domestic airline industry to a period of strong aggregate operating earnings. Airline company balance sheets were substantially strengthened and their liquidity enhanced as a result of this profitability, debt and equity financings and closely managed fleet expansion. Since 2000, however, increases in fuel prices, the softening of the global economy and labor unrest have negatively impacted airline profitability.

     During the latter part of fiscal 1999 and throughout fiscal 2000, our seating operations negatively impacted our operating results. The operating inefficiencies resulted in delayed deliveries to customers, increased re-work of seating products, claims for warranty, penalties, out of sequence charges, substantial increases in air freight and other expedite-related costs. Penalties and out of sequence charges were imposed by our customers and the airframe manufacturers as a result of our late deliveries as provided for under the terms of our various contracts with these parties. These problems also resulted in certain airlines diverting seating programs to other manufacturers and the deferrals of other seating programs. We believe we have now resolved the problems we encountered in our seating operations.

     New product development is a strategic tool for our company. Our customers regularly request that we engage in new product development and enhancement activities. We believe that these activities, if properly focused and managed, will protect and enhance our leadership position. Engineering, research and development spending as a percentage of sales have been approximately 7% for the past several years, and is expected to remain at that level for the foreseeable future.

     We also believe in providing our businesses with the tools required to remain competitive. In that regard, we have, and will continue to invest in property and equipment that enhances our productivity. Over the past several years, annual capital expenditures, exclusive of our new information technology system, were approximately $19 million. Going forward and taking into consideration the recent acquisitions, we expect that annual capital expenditures will be approximately $24 million.

     All dollar amounts in the following discussion and analysis are presented in thousands of dollars, except per share amounts.

NINE MONTHS ENDED NOVEMBER 25, 2000, AS COMPARED TO THE NINE MONTHS ENDED NOVEMBER 27, 1999

     Net sales for the fiscal 2001 nine-month period were $500,651, a decrease of $40,854 or 7.5% over the comparable period in the prior year. The year over year decrease in sales is primarily attributable to lower shipments of seating products, galley structures and discontinued product and service revenues. The lower level of seating and galley structures revenues is due to both a lower level of new aircraft deliveries this year vs. last year and last year's problems in our seating business, which have since been resolved. Over the six months ended November 25, 2000 we received significant new orders which has increased our backlog by $50,000 to approximately $500,000.

     Gross profit was $185,859 or 37.1% of net sales for the nine months ended November 25, 2000, which was $50,943 or 37.8%, higher than the comparable period in the prior year of $134,916 or 24.9% of net sales. Our gross margin increased by 1,220 basis points over the gross margin we recorded in the prior nine month period which was negatively impacted by manufacturing problems in our seating operations. The current period gross margin improvement was due to the turnaround in the seating business together with the positive impact of our lean manufacturing and continuous improvement programs, which have been substantially aided by information technology investments. Lean manufacturing and continuous improvement programs are enabling us to reduce costs, improve quality and productivity and accelerate the order fulfillment cycle.

     Selling, general and administrative expenses were $71,159 or 14.2% of net sales for the nine months ended November 25, 2000, as compared to $70,576 or 13.0% of net sales in the prior year. The year over year increase in selling, general and administrative expenses was primarily attributable to costs associated with the implementation of lean manufacturing at our principal manufacturing facilities and increased costs, including depreciation expense, associated with our new Enterprise Resource Planning, or ERP, system offset by substantial headcount reductions and elimination of expenses associated with last year's problems in the seating business.

     Research, development and engineering expenses for the current nine month period were $37,263 or 7.4% of net sales or $3,002 lower than the prior year of $40,265 or 7.4% of net sales. The year over year decrease is primarily due to substantial headcount reductions in our seating and galley operations.

     Amortization expense for the nine months ended November 25, 2000 was $17,535 as compared to $17,699 in the prior year.

     We generated operating earnings of $59,902 or 12% of net sales in the current period, as compared to operating earnings of $6,376 or 1.2% of net sales in the prior year.

     Interest expense for the nine months ended November 25, 2000 was $40,917 or $1,210 greater than interest expense of $39,707 in the prior year. The increase is primarily due to higher interest rates on our bank borrowings.

     Earnings before income taxes in the current nine month period were $18,985, as compared to a loss of $34,620 in the comparable period in the prior year. Income tax expense in the current period was $1,899 as compared to $6,283 in the prior year.

     Net earnings were $17,086 or $.67 per share (diluted) for the nine months ended November 25, 2000, as compared to a net loss of $40,903 or $1.65 per share (diluted) for the comparable period in the prior year.

YEAR ENDED FEBRUARY 26, 2000 COMPARED WITH YEAR ENDED FEBRUARY 27, 1999

     Net sales for fiscal 2000 were $723,349, an increase of approximately $22,024, or 3.1% over the prior year. Organic revenue growth, exclusive of revenues from our in-flight entertainment business, in fiscal 2000 and fiscal 1999 was approximately 7.4% and 13.5%, respectively, whereas revenue growth on a pro forma basis for fiscal 2000 and 1999, giving effect to our acquisitions in fiscal 1999 and excluding revenues from our in-flight entertainment business for both periods, was approximately 4.1% in 2000 and 14.1% in 1999. Our backlog was approximately $470,000 as of February 26, 2000, and approximately $640,000 as of February 27, 1999.

     During the latter part of fiscal 1999 and throughout fiscal 2000, our operating results were negatively impacted by our seating operations. These operating problems resulted in delayed deliveries to customers, increased re-work of seating products, claims for warranty, penalties, out of sequence charges, substantial increases in air freight and other expedite-related costs. Late customer deliveries resulted in certain airlines diverting seating programs to other manufacturers and the deferral of other seating programs. We have now resolved the operating problems in our seating business.

     Gross profit for fiscal 2000 was $179,667. Gross profit for fiscal 2000 before the special costs and charges described below was $263,340 (36.4% of net sales). This was 1% less than the prior year of $266,275 (calculated on a comparable basis), which represented 38% of net sales. The decrease in gross profit before special costs and charges is primarily attributable to the mix of product sales during the year.

     During fiscal 2000, we incurred $36,076 of costs in our seating operations associated with claims for penalties, out of sequence charges, warranties and substantial increases in air freight and other expedite-related costs. In addition, we incurred approximately $24,000 of manufacturing and engineering inefficiencies, of which $16,300 has been included as a component of cost of sales, $3,700 has been included as a component of selling, general and administrative expenses and $4,000 has been included as a component of research, development and engineering expenses. Also, during fiscal 2000, we completed a review of our businesses and decided to discontinue certain product and service offerings. This product line rationalization will reduce the number of facilities by two and is expected to result in a headcount reduction of approximately 700. The total cost of this product and service line rationalization was $34,299. Approximately $31,297 of the rationalization costs are included in cost of sales, with the balance of $3,002 charged to operating expenses.

     The aggregate impact of these operating inefficiencies, penalties, and product line rationalization costs was to increase cost of sales and operating expenses by $94,375 during fiscal 2000. Future margin expansion will largely depend upon the success of our seating business in four areas: achieving planned efficiencies for recently-introduced products, optimizing manufacturing processes with the new management information system, successfully implementing lean manufacturing techniques and rationalizing facilities and personnel. While our manufacturing productivity and efficiency has improved recently, these improvements might not continue.

     Selling, general and administrative expenses were $94,891 (13.1% of net sales) for fiscal 2000, which was $11,243, or 13.0%, greater than the comparable period in the prior year of $83,648 (11.9% of net sales). Severance and other facility consolidation costs associated with the charges described above, together with increased operating expenses at our seating products operations and increased management information system training costs and related expenses were the principal reasons for the increase.

     Research, development and engineering expenses were $54,004 (7.5% of net sales) during fiscal 2000, a decrease of $2,203 over the prior year.

     Amortization expense for fiscal 2000 of $24,076 was $1,578 greater than the amount recorded in the prior year, and is due to our acquisitions in 1999.

     Based on management's assumptions, a portion of the purchase price for our acquisitions in 1999 was allocated to purchased in-process research and development that had not reached technological feasibility and had no future alternative use. During fiscal 1999, we recorded a charge of $79,155 for the write-off of acquired in-process research and development and other acquisition-related expenses.

     We generated operating earnings of $6,696 (0.9% of net sales) during fiscal 2000, as compared to an operating loss of $37,757 in the prior year.

     Equity in losses of unconsolidated subsidiary of $1,289 represents our share of the losses generated by Sextant In-Flight Systems through October 5, 1999, at which time we sold our remaining 49% interest.

     Interest expense, net was $52,921 during fiscal 2000, or $11,225 greater than interest expense of $41,696 for the prior year, and is due to the increase in our long-term debt used, in part, to finance our acquisitions in 1999.

     The loss before income taxes in the current year was $47,514 (which includes $94,375 of costs and charges primarily related to our seating products operations) as compared to the loss before income taxes in the prior year of $79,453 (which includes restructuring and new product introduction costs of $87,825, acquisition-related expenses of $79,155 and the transaction gain of $25,301). Earnings before income taxes excluding the above-mentioned costs and expenses were $46,861 for fiscal 2000 compared to $62,226 in the prior year. Income tax expense for fiscal 2000 was $3,283 as compared to $3,900 in the prior year.

     The net loss for fiscal 2000 was $50,797, or $2.05 per share (basic and diluted), as compared to a net loss of $83,353, or $3.36 per share (basic and diluted), in fiscal 1999.

YEAR ENDED FEBRUARY 27, 1999 COMPARED TO YEAR ENDED FEBRUARY 28, 1998

     Net sales for fiscal 1999 were $701,325, an increase of approximately $213,326, or 44% over the prior year. Organic revenue growth during fiscal 1999 was approximately 10.7%; organic revenue growth, exclusive of revenues from our in-flight entertainment business in both fiscal 1999 and fiscal 1998 was approximately 13.5%, whereas revenue growth on a pro forma basis for both fiscal 1999 and 1998 giving effect to our acquisitions in 1999 and excluding revenues from our in-flight entertainment business for both periods was approximately 14.1%. The second half of fiscal 1999 reflected substantially greater internal growth than the first half of the year, primarily driven by our seating products operations.

     Gross profit for fiscal 1999 before the special costs and charges described above was $266,275 (38.0% of net sales). This was $87,370, or 49%, greater than the comparable period in the prior year of $178,905, which represented 36.7% of net sales. The primary reasons for the improvement in gross margins include: (1) a company-wide re-engineering program that has resulted in higher employee productivity and better manufacturing efficiency, (2) higher unit volumes and
(3) improvement in product mix. As described above, during fiscal 1999 we commenced a restructuring plan designed to lower our cost structure and improve our long-term competitive position. The cost of the restructuring, along with costs associated with new product introductions, was $87,825. We recorded such amount as an increase in cost of sales during fiscal 1999; reflecting such costs and charges, gross profit for the year was $178,450 or 25.4% of net sales.

     Selling, general and administrative expenses were $83,648 (11.9% of net sales) for fiscal 1999, which was $25,026, or 43%, greater than the comparable period in the prior year of $58,622 (12% of net sales). The increase in selling, general and administrative expenses was primarily due to our acquisitions in 1999 along with increases associated with internal growth.

     Research, development and engineering expenses were $56,207 (8.0% of net sales) during fiscal 1999, an increase of $10,522 over the prior year. The increase in research, development and engineering expense is primarily attributable to on-going new product development activities and our acquisitions in 1999.

     Amortization expense for fiscal 1999 of $22,498 was $11,233 greater than the amount recorded in the prior year and is due to our acquisitions in 1999.

     Based on management's assumptions, a portion of the purchase price for our acquisitions in 1999 was allocated to purchased in-process research and development that had not reached technological feasibility and had no future alternative use. During fiscal 1999, we recorded a charge of $79,155 for the write-off of acquired in-process research and development and other acquisition-related expenses. Such amount has been presented as a component of transaction gain, expenses and other expenses in the accompanying financial statements. Management estimated that the research and development cost to complete the in-process research and development related to projects currently underway would have aggregated approximately $11,000, and would be incurred over a five-year period.

     In February 1999, we sold a 51% interest in in-flight entertainment to Sextant for an initial cash purchase price of $62,000. The final purchase price will be determined on the basis of the operating results for the joint venture over its initial two years of operations and could range from $47,000 to $87,000; accordingly, $15,000 of the proceeds were deferred as of February 25, 1999, and are included in other liabilities in the accompanying financial statements as of February 27, 1999. We recorded a gain on this transaction of approximately $25,301, which has been reflected as a component of transaction gain, expenses and other expenses in the financial statements incorporated by reference.

     We incurred an operating loss of $37,757, which includes restructuring and new product introduction costs of $87,825, acquisition-related expenses of $79,155 and the transaction gain of $25,301, during fiscal 1999, as compared to operating earnings of $58,669 in the prior year. Operating earnings during fiscal 1999 excluding such costs, expenses and the transaction gain were $103,922, or 14.8% of net sales.

     Interest expense, net was $41,696 during fiscal 1999, or $18,931 greater than interest expense of $22,765 for the prior year, and is due to the increase in our long-term debt incurred in connection with our acquisitions in 1999.

     The loss before income taxes in the current year was $79,453 (which includes restructuring and new product introduction costs of $87,825, acquisition-related expenses of $79,155 and the transaction gain of $25,301) as compared to earnings before income taxes of $35,904 in the prior year. Earnings before income taxes excluding the above-mentioned costs and expenses were $62,226. Income tax expense for fiscal 1999 was $3,900 as compared to $5,386 in the prior year.

     The loss before extraordinary items for fiscal 1999 was $83,353, or $3.36 per share (basic and diluted), as compared to earnings before extraordinary items of $30,518, or $1.30 per share (diluted), for the comparable period in the prior year.

     We incurred an extraordinary loss of $8,956 during fiscal 1998 for unamortized debt issue costs, tender and redemption premiums and costs and expenses associated with the repurchase of our 9 3/4% senior notes.

     The net loss for fiscal 1999 was $83,353, or $3.36 per share (basic and diluted), as compared to net earnings of $21,562, or $0.92 per share (diluted), in fiscal 1998.

QUARTERLY OPERATING RESULTS

     The following data summarizes our unaudited quarterly operating results for each quarter in the nine months periods ended November 2000 and November 1999:

                                                     THREE MONTHS ENDED
                         ---------------------------------------------------------------------------
                         NOVEMBER 25,   AUGUST 26,   MAY 27,    NOVEMBER 27,   AUGUST 28,   MAY 29,
                             2000          2000        2000         1999          1999        1999
                         ------------   ----------   --------   ------------   ----------   --------
Sales..................    $167,410      $164,116    $169,125     $164,578      $191,895    $185,032
Gross profit...........      63,548        60,758      61,553       (2,008)       70,337      66,587
Gross margin...........        38.0%         37.0%       36.4%        -1.2%         36.7%       36.0%
Operating earnings
  (loss)...............      22,497        18,742      18,663      (52,148)       30,906      27,618
Operating margin.......        13.4%         11.4%       11.0%       -31.7%         16.1%       14.9%
Net earnings (loss)....       7,919         4,729       4,438      (66,038)       13,720      11,415
Diluted earnings (loss)
  per share............    $   0.30      $   0.19    $   0.18     $  (2.66)     $   0.55    $   0.46

LIQUIDITY AND CAPITAL RESOURCES

     Our liquidity requirements consist of working capital needs, on-going capital expenditures and debt payments of interest and principal on indebtedness. Our primary requirements for working capital have been related to the reduction of accrued liabilities, including interest, accrued penalties incurred in connection with the fiscal 2000 seating manufacturing problems, incentive compensation, warranty obligations and accrued severance. Our working capital was $162,389 as of November 25, 2000, as compared to $129,913 as of February 26, 2000 and $143,423 as of February 27, 1999.

     At November 25, 2000, our cash and cash equivalents were $44,230, as compared to $37,363 at February 26, 2000 and $39,500 at February 27, 1999. Cash provided from operating activities was $28,758 for the nine months ended November 25, 2000 and $16,886 for fiscal 2000. For fiscal 2000, accounts receivable decreased over the prior fiscal year end balance, while sales increased over the prior fiscal year level. During fiscal 2000, we completed significant corporate wide improvements in our billing and collection processes. At the same time our program managers and customer service personnel assumed collection responsibilities for past due receivables. We believe these are the primary reasons for the reduction in accounts receivable at the end of fiscal 2000. Based on these factors and the current economic conditions in our industry, we currently do not expect to significantly adjust our bad debt reserves, although this could change in the future should conditions change. The primary sources of cash during the nine months ended November 25, 2000 were net earnings, depreciation and amortization of $49,164, a $10,754 decrease in accounts receivable and inventories, a $4,469 increase in accounts payable offset by a $12,487 increase in other current assets and a $24,677 decrease in accrued liabilities. The primary sources of cash during fiscal 2000 were non-cash charges for depreciation and amortization of $42,237, a decrease in accounts receivable of $36,448 and an increase in payables, accruals and current taxes of $4,756, offset by a use of cash of $18,910 related to increases in inventories and other current assets.

     We hold a promissory note from Thomson -- CSF Holding Corporation, now named Thales Holding Corporation, a member of The Thales Group (a publicly traded French company with over $9,000,000 in sales). We are currently involved in a dispute with Thales over certain terms of the purchase and sale agreement. Thales and its affiliates are in default of obligations which total approximately $27,500. We have initiated arbitration against Thales and various affiliates. This matter is presently scheduled to be resolved during fiscal 2002.


     Our capital expenditures were $15,399 and $27,457 during the nine months ended November 25, 2000 and November 27, 1999, respectively. Our capital expenditures were $33,169 and $37,465 during fiscal 2000 and fiscal 1999. The year over year decrease in capital expenditures is primarily attributable to significant expenditures in the prior year for management information system enhancements, expenditures for plant modernization and for acquisitions completed during fiscal 1999. We anticipate on-going annual capital expenditures of approximately $24,000 for the next several years. We have no material commitments for capital expenditures. We have, in the past, generally funded our capital expenditures from cash from operations and funds available to us under our bank credit facility. We expect to fund future capital expenditures from cash on hand and from operations and, if we are able to replace our bank credit facility, funds available to us under such new facility. In addition, since 1989, we have completed 19 acquisitions for an aggregate purchase price of $750,000. We have financed these acquisitions primarily through issuances of debt and equity securities, including our 9 7/8% senior subordinated notes, our 8% senior subordinated notes and our 9 1/2% senior subordinated notes.


     Included in these acquisitions were the four new businesses we recently acquired effective as of February 24, 2001. We acquired Alson Industries, Inc., T.L. Windust Machine, Inc., DMGI, Inc. and Maynard Precision, Inc. by issuing to the former stockholders a total of approximately 2.9 million shares of our common stock, paying them a total of approximately $5,250 in cash and assuming or repaying indebtedness of the acquired companies totaling approximately $10,031. Of these funds, $10,000 were obtained from our bank credit facility, which has since been repaid and terminated as described below, and the balance came from our cash on hand. This consideration represents an aggregate purchase price of approximately $69,424. The aggregate purchase price includes $3,500 of consideration, represented by 187,500 shares of our common stock, that were funded into an escrow account. The payment of this consideration is contingent upon the business of one of the companies, T.L. Windust, achieving specified operating targets during fiscal 2002. The sellers of T.L. Windust have the opportunity to receive additional purchase price considerations up to a limit of $3,500. The additional funds are due based upon a calculation of T.L. Windust's earnings before interest, taxes, depreciation and amortization, or EBITDA, for fiscal year 2002 exceeding a minimum threshold. If T.L. Windust's EBITDA exceeds $1,183, the full $3,500 is due and payable. If a lower amount is earned, only a portion of the $3,500 is due and payable. Any proceeds from the sale of these escrow shares in excess of the earnings incentive of approximately $3,500 will be paid to us.

     Each of these transactions has been accounted for using the purchase method of accounting. The terms of the acquisition agreements for the acquired businesses provide certain registration rights and together provide that the former stockholders of the companies we acquired will receive net proceeds from the resale of their 2.9 million shares equal to a total of approximately $53,871. Any proceeds in excess of the approximately $53,871 will be for our benefit and if the net proceeds to the former stockholders are less than approximately $53,871, we will pay the former stockholders the difference from our available funds. In the event that the shares are not sold within 180 days of the closing of the acquisitions, we are obligated to repurchase these shares and pay approximately $53,871 in cash to the former stockholders. We may also repurchase these shares at any time from the former stockholders for an amount equal to approximately $53,871 in cash.


     On April 17, 2001 we sold $250 million of 8 7/8% senior subordinated notes due 2011 in a private offering. The net proceeds less estimated debt issue costs received by us from the sale of the notes were approximately $242,750. Approximately $104,970 of proceeds were or will be used to redeem our 9 7/8% senior subordinated notes due 2006 and approximately $66,700 of proceeds were used to repay balances outstanding under our bank credit facility, which was then terminated. The remainder of the net proceeds will be used for general corporate purposes, including potential future acquisitions.



     We repaid and cancelled our bank facility on April 17, 2001 upon the settlement of the sale of the $250,000 million of 8 7/8% senior subordinated notes in our recent debt offering. We intend to replace our existing bank credit facility with a new credit facility as soon as reasonably practicable. We are currently in the process of arranging a new bank credit facility. When the credit agreement becomes effective, we do not expect to immediately incur any additional debt.


     On April 17, 2001 we called for redemption on May 17, 2001 all of our 9 7/8% senior subordinated notes. We will redeem the notes at a redemption price equal to 104.97 percent of the principal amount, together with accrued interest to the redemption date. We deposited with the trustee on April 17, 2001 funds in an amount sufficient to redeem the 9 7/8% senior subordinated notes on the redemption date. Upon deposit of these funds, the indenture governing the 9 7/8% senior subordinated notes was discharged.

     Long-term debt consists principally of our newly issued 8 7/8% senior subordinated notes, our 8% senior subordinated notes and 9 1/2% senior subordinated notes. The $250,000 of 8 7/8% notes mature on May 1, 2011, the $250,000 of 8% notes mature on March 1, 2008 and the $200,000 of 9 1/2% notes mature on November 1, 2008. The notes are unsecured senior subordinated obligations and are subordinated to all of our senior indebtedness. Each of the 8 7/8% notes, 8% notes and 9 1/2% notes contain restrictive covenants, including limitations on future indebtedness, restricted payments, transactions with affiliates, liens, dividends, mergers and transfers of assets, all of which were met by us as of November 25, 2000. The maturities of our long term debt, on a pro forma basis showing the effect of our recent debt offering, are as follows:

YEAR ENDING FEBRUARY,
---------------------
2002......................................................  $    626
2003......................................................       850
2004......................................................       733
2005......................................................       623
2006......................................................       188
Thereafter................................................   699,938
                                                            --------
Total.....................................................  $702,958
                                                            ========

     B/E Aerospace (UK) Limited, one of our subsidiaries, has a revolving line of credit agreement aggregating L3.0 million. This credit agreement is collateralized by accounts receivable and inventory of B/E Aerospace (UK) Limited and guaranteed by us. There were no borrowings outstanding under the credit agreement as of November 25, 2000.

     Royal Inventum, B.V. another of our subsidiaries, has a revolving line of credit agreement for NLG 2.0 million. This credit agreement is collateralized by substantially all of the assets of Inventum. There were no borrowings outstanding under the credit agreement as of November 25, 2000.

     We believe that the cash flow from operations and the net proceeds of our recent debt offering and this offering will provide adequate funds for our working capital needs, planned capital expenditures and debt service requirements for the foreseeable future. We believe that we will be able to replace our bank credit facility, which was recently terminated, although we might not be able to do so. Our ability to fund our operations, make planned capital expenditures, make scheduled payments and refinance our indebtedness depends on our future operating performance and cash flow, which, in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

DEFERRED TAX ASSETS

     We have established a valuation allowance related to the utilization of our deferred tax assets because of uncertainties that preclude us from determining that it is more likely than not that we will be able to generate taxable income to realize such assets during the Federal operating loss carryforward period, which begins to expire in 2011. These uncertainties include recent cumulative losses incurred by us, the highly cyclical nature of the industry in which we operate, economic conditions in Asia which has impacted the airframe manufacturers and the airlines, the impact of rising fuel prices on our airline customers, the impact of labor disputes involving our airline customers, our high degree of financial leverage, risks associated with the implementation of our integrated management information system, risks associated with our seat manufacturing operations and risks associated with the integration of acquisitions. We monitor these uncertainties, as well as other positive and negative factors that may arise in the future, as we assess the necessity for a valuation allowance for our deferred tax assets.

NEW ACCOUNTING PRONOUNCEMENT

     In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of Accounting Principles Board ("APB") Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. FIN 44 did not have a material impact on our financial position or results of operations.

     In December 1999, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements. SAB 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 will be effective for our fourth quarter beginning November 26, 2000. We do not expect the implementation of SAB 101 to have an effect on our revenue recognition policy.

     In September 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted in years beginning after June 15, 2000. Because of our minimal use of derivatives, we do not anticipate that the adoption of the new statement will have a material effect on our financial position or results of operations.

                                    BUSINESS

GENERAL

     We are the world's largest manufacturer of cabin interior products for commercial and general aviation aircraft and for business jets. We serve virtually all major airlines and a wide variety of general aviation customers and airframe manufacturers. We believe that we have achieved leading global market positions in each of our major product categories, which include:

     - commercial aircraft seats, including an extensive line of first class, business class, tourist class and commuter aircraft seats;

     - a full line of airline food and beverage preparation and storage equipment, including coffeemakers, water boilers, beverage containers, refrigerators, freezers, chillers and ovens;

     - both chemical and gaseous commercial aircraft oxygen delivery systems;
       and

     - business jet and general aviation interior products, including an extensive line of executive aircraft seats, indirect overhead lighting systems, oxygen, safety and air valve products.

     In addition, we design, develop and manufacture a broad range of cabin interior structures such as galleys and crew rests, and provides comprehensive aircraft cabin interior reconfiguration and passenger to freighter conversion engineering services and component kits.


     We have substantially expanded the size, scope and nature of our business as a result of a number of acquisitions. Since 1989, we have completed 20 acquisitions, including four acquisitions during fiscal 2001, for an aggregate purchase price of approximately $770 million in order to position ourselves as the preferred global supplier to our customers.


COMPETITIVE STRENGTHS

     We believe that we have a strong, competitive position attributable to a number of factors, including the following:

     Combination of Manufacturing and Cabin Interior Design Services. We have continued to expand our products and services, believing that the airline industry increasingly will seek an integrated approach to the design, development, integration, installation, testing and sourcing of aircraft cabin interiors. We believe that we are the only manufacturer of a broad technologically-advanced line of cabin interior products with interior design capabilities. Based on our established reputation for quality, service and product innovation among the world's commercial airlines, we believe that we are well positioned to provide "one-stop shopping" to these customers, thereby maximizing our sales opportunities and increasing the convenience and customer value of the service provided to our customers.

     Technological Leadership/New Product Development. We believe that we are a technological leader in our industry, with what we believe is the largest research and development organization in the cabin interior products industry, currently comprised of approximately 618 engineers. We believe our research and development effort and our on-site engineers at both the airlines and airframe manufacturers enable us to play a leading role in developing and introducing innovative products to meet emerging industry trends and needs and thereby gain early entrant advantages.

     Proven Track Record of Acquisition Integration. We have demonstrated the ability to make strategic acquisitions and successfully integrate such acquired businesses by identifying opportunities to consolidate facilities and personnel, including engineering, manufacturing and marketing activities, as well as rationalizing product lines.

     Large Installed Base. We believe our large installed base of products, estimated to be approximately $6.3 billion as of November 25, 2000 (valued at replacement prices), is a strategic strength. The airlines tend to purchase spare parts and retrofits and refurbishment programs from the supplier of the original equipment. As a result, we expect our large installed base to generate continued retrofit, refurbishment and spare parts revenue as airlines continue to maintain, evolve and reconfigure their aircraft cabin interiors.

BUSINESS STRATEGY

     Our business strategy is to maintain a leadership position and to best serve our customers by:

     - offering the broadest and most integrated product lines and services in the industry, including not only new product and follow-on product sales, but also design, integration, installation and certification services;

     - pursuing the highest level of quality in every facet of our operations, from the factory floor to customer support;

     - aggressively pursuing initiatives of continuous improvement of our manufacturing operations to reduce cycle time, lower cost, improve quality and expand our margins;

     - pursuing a worldwide marketing and product support approach focused by airline and general aviation airframe manufacturer and encompassing our entire product line; and

     - pursuing selective strategic acquisitions.

In addition, due to our recent acquisitions, we have expanded our business strategies to better position ourselves to participate in the large and rapidly growing business of aircraft reconfiguration and passenger to freighter conversion, and also to capitalize on two significant trends in the aerospace industry:

     - major original equipment manufacturers are shrinking their supplier base, and

     - major aircraft original equipment manufacturers are accelerating the outsourcing of components and sub-assemblies.

RECENT ACQUISITIONS

     Effective February 24, 2001 we completed the acquisition of four companies that specialize in manufacturing precision-machined components and assemblies for the aerospace industry. We acquired these businesses, Alson Industries, Inc., T.L. Windust Machine, Inc., DMGI, Inc. and Maynard Precision, Inc. for an aggregate purchase price of approximately $69.4 million.

     We believe that these acquisitions will enable us to achieve a number of important strategic objectives, including:

     Positioning the company to become an outsourcing partner of choice in the rapidly-growing business of converting passenger airliners to freighters. We have a highly skilled engineering services group which is focused on engineering design, certification and program management of aircraft reconfiguration and passenger to freighter conversions. As a result of our recent acquisitions, we now also have the capability to manufacture a broad range of structural components, connectors and fasteners. We believe that these acquisitions, coupled with our existing capabilities in the reconfiguration and passenger to freighter conversion business, will position us to become an outsourcing partner of choice in this important growth area.

     Broadening and improving our manufacturing capabilities company-wide. We believe these acquisitions are a significant step in establishing manufacturing as a point of differentiation from our competitors. Each of the newly-acquired businesses has earned very high ratings for quality and on-time delivery. We believe that companies with these ratings have competitive advantages dealing with original equipment manufacturers. We intend to adopt the best practices from these new businesses throughout our company. We believe that the adoption of the best practices of these acquired businesses will assist us in more efficiently designing products for manufacturing, reducing our total manufacturing cycle times, improving quality and lowering costs.

     Participating in the growth opportunity created by major aircraft original equipment manufacturers' outsourcing strategies. The major aerospace manufacturers are increasingly focusing on their areas of core competency -- design, assembly, marketing and finance. As a result, the industry is in the beginning stages of a widespread and accelerating movement toward outsourcing the manufacturing of components and subassemblies. Original equipment manufacturers are concentrating this outsourcing with a smaller group of larger suppliers, aggressively paring down their supplier bases and demanding from them superb quality and advanced manufacturing practices. These industry trends, coupled with the performance rating systems in place at Boeing and Airbus Industries, are placing significant pressure on smaller suppliers to team up with larger entities. We believe there is a significant growth opportunity for properly positioned and larger, well-capitalized suppliers, like us, to capture the increasing amount of manufacturing and assembly work that will be outsourced to a shrinking supplier base. As a result of these outsourcing and consolidation trends, we expect the component manufacturing and assembly business to grow at a faster rate than the overall aerospace industry, and we plan to be one of the companies that benefits from this growth.

See "Risk Factors -- Our acquisition strategy may be less successful than we expect and therefore, our growth may be limited" for a discussion of risks associated with our acquisition strategy, including the integration of the companies we acquired effective February 24, 2001.

INDUSTRY OVERVIEW

     The commercial and business jet aircraft cabin interior products industries encompass a broad range of products and services, including aircraft seating products, passenger entertainment and service systems, food and beverage preparation and storage systems, oxygen delivery systems, lavatories, lighting systems, evacuation equipment, overhead bins, as well as a wide variety of engineering design, integration, installation and certification services and maintenance, upgrade and repair services. We estimate that the industry had annual sales in excess of $2.8 billion during fiscal 2001.

     Historically, revenues in the airline cabin interior products industry have been derived from five sources:

     - retrofit programs in which airlines purchase new interior furnishings to overhaul the interiors of aircraft already in service;

     - refurbishment programs in which airlines purchase components and services to improve the appearance and functionality of certain cabin interior equipment;

     - new installation programs in which airlines purchase new equipment to outfit a newly delivered aircraft;

     - spare parts; and

     - equipment to upgrade the functionality or appearance of the aircraft interior.

     The retrofit and refurbishment cycles for commercial aircraft cabin interior products differ by product category. Aircraft seating typically has a refurbishment cycle of one to two years and a retrofit cycle of four to eight years. Galley and lavatory structures as well as food and beverage preparation and storage equipment are periodically upgraded or repaired, and require a continual flow of spare parts, but may be retrofitted only once or twice during the useful life of an aircraft.

     The various product and service categories in which we currently participate include:

     Seating Products. This is the largest single product category in the industry and includes first class, business class, tourist class and commuter seats. We estimate that the aggregate size of the worldwide aircraft seat market (including spare parts) during fiscal 2001 was in excess of $715 million. Including us, there are approximately ten companies worldwide that supply aircraft seats.

     Interior Systems Products. This product category includes interior systems for both narrow-body and wide-body commercial aircraft and business jet/VIP aircraft, including a wide selection of coffee and beverage makers, water boilers, ovens, liquid containers, air chillers, wine coolers and other refrigeration equipment, oxygen delivery systems, air valves, lighting and switches, and other interior systems and components. We believe that we are the only manufacturer with a complete line of interior systems products and the only supplier with the capability to fully integrate overhead passenger service units with either chemical or gaseous oxygen equipment.

     Cabin Interior Structures. This product category includes the design, certification and manufacture of crew rest compartments. Crew rest compartments are utilized by the flight crew during long-haul international flights. A crew rest compartment is constructed utilizing lightweight cabin interior technology and incorporating electrical, heating, ventilation and air conditioning and lavatory and sleep compartments. We are the worldwide leader in the design, certification and manufacture of crew rest compartments. This product category also includes galley structures. Galley structures are generally custom designed to accommodate the unique product specifications and features required by a particular carrier. Galley structures require intensive design and engineering work and are among the most sophisticated and expensive of an aircraft's cabin interior products. We provide a variety of galley structures, closets and class dividers, emphasizing sophisticated and higher value-added galleys for wide-body aircraft. We also manufacture lavatories for commercial and freighter aircraft.

     Business Jet Products. This product category includes executive aircraft seating products, lighting, air valves and oxygen delivery systems as well as sidewalls, bulkheads, credenzas, closets, galley structures, lavatories, tables and sofas. We are the industry's leading manufacturer with a broad product line, and have the capability to provide complete interior packages, including all design services, all interior components and program management services for executive aircraft interiors.

     Engineering Services. This product category includes providing engineering design, integration, installation and certification services to the airline industry. Historically, the airlines have relied on in-house engineering resources or consultants to provide such services. As cabin interiors have become increasingly sophisticated and the airline industry increasingly differentiated, the airlines have begun to outsource such services in order to increase speed to market and to improve productivity and reduce costs. We provide engineering and structural components for the conversion of passenger aircraft to freighters, as well as the manufacture of other structural components such as crew rest compartments, lavatories and galleys. We also provide design, integration, installation and certification services for commercial aircraft passenger cabin interiors, offering customers a broad range of capabilities including design, project management, integration, test and certification of reconfigurations for commercial aircraft passenger cabin interiors.

     Through February 27, 1999, we operated in the (1) commercial aircraft products (2) business jet products, (3) engineering services and (4) in-flight entertainment segments of the commercial airline and

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

general aviation industry. Following the sale of our controlling interest in the in-flight entertainment business, we operated in three segments -- (1) commercial aircraft products (2) business jet products and (3) engineering services. Revenues for similar classes of products or services within these business segments for the nine months ended November 25, 2000 and November 24, 1999 and the fiscal 2001, 2000 and 1999 are presented below (dollars in millions):

                                    NINE MONTHS ENDED                    FISCAL YEAR ENDED
                               ---------------------------   ------------------------------------------
                               NOV 25, 2000   NOV 24, 1999   FEB 26, 2000   FEB 27, 1999   FEB 28, 1998
                               ------------   ------------   ------------   ------------   ------------
Seating products.............      $218           $249           $325           $296           $252
Interior systems products....       113            109            145            138             93
Cabin interior structures....        57             74            109             94             62
Business jet products........        63             65             81             65             --
Engineering services.........        50             45             63             29             --
In-flight entertainment
  products*..................        --             --             --             79             81
                                   ----           ----           ----           ----           ----
          Total revenues.....      $501           $542           $723           $701           $488
                                   ====           ====           ====           ====           ====

---------------
* We sold a 51% interest in our in-flight entertainment business during fiscal 1999 and the remaining 49% interest in fiscal 2000.

RECENT INDUSTRY CONDITIONS

     Our principal customers are the world's commercial airlines. Airline company balance sheets have been substantially strengthened and their liquidity significantly enhanced over the past several years as a result of strong profitability, debt and equity financings and closely managed fleet expansion. Recently, however, increases in fuel prices and the softening of the global economy have negatively impacted airline profitability. Should the airline industry suffer a severe downturn, discretionary airline spending, including for new aircraft and cabin interior refurbishments and upgrades, would be more closely monitored or even reduced, which could have a material adverse effect on our business results of operations and financial condition. Other factors expected to affect the cabin interior products industry are the following:

     Existing Installed Base. Existing installed product base typically generates continued retrofit, refurbishment and spare parts revenue as airlines continue to maintain their aircraft cabin interiors. According to industry sources, the world commercial passenger aircraft fleet consisted of approximately 12,500 aircraft as of January 2001, including 3,470 aircraft with fewer than 120 seats, 6,470 aircraft with between 120 and 240 seats and 2,540 aircraft with more than 240 seats. Further, based on industry sources, we estimate that there are currently over 10,600 business jets currently in service. Based on such fleet numbers, we estimate that the total worldwide installed base of commercial and general aviation aircraft cabin interior products, valued at replacement prices, was approximately $23 billion as of February 2001.

     Expanding Worldwide Fleet. The expanding worldwide aircraft fleet is expected to generate additional revenues from new installation programs, while the increase in the size of the installed base is expected to generate additional and continual retrofit, refurbishment and spare parts revenue. Worldwide air traffic has grown every year since 1946 (except in 1990) and, according to the 2000 Current Market Outlook published by the Boeing Commercial Airplane Group, or the Boeing Report, is projected to grow at a compounded average rate of 4.8% per year by 2019, increasing annual revenue passenger miles from approximately 2.0 trillion in 1999 to approximately 5.0 trillion by 2019, according to the Boeing Report. According to the Airbus Industrie Global Market Forecast published in July 2000, the worldwide installed seat base, which we consider a good indicator for potential growth in the aircraft cabin interior products industry, is expected to increase from approximately 1.85 million passenger seats at the end of 1999 to approximately 4.17 million passenger seats at the end of 2019.

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

     Rapidly Growing Passenger to Freighter Conversion Business. Industry sources project that air cargo traffic will grow by six percent to seven percent annually over the next twenty years, approximately double the forecasted economic growth rate. Industry experts indicate that the size of the worldwide freighter fleet will nearly double over the next twenty years, with more than 2,600 aircraft being added, after taking retirements into account. Industry sources also estimate that almost 70 percent of that increase is expected to come from converting commercial passenger jets to use as freighters.

     New Aircraft Deliveries. The number of new aircraft delivered each year is an important determinant of fleet expansion and is generally regarded as cyclical in nature. New aircraft deliveries (including regional jets) peaked at 1,073 during calendar 1999 and declined to 1,043 aircraft in 2000. According to the Airline Monitor published in February 2001, new deliveries (including regional jets) are expected to increase to 1,259 aircraft in 2001, with average annual new aircraft deliveries (including regional jets) of 1,110 during 2002 through 2005. Annual deliveries over the five-year period ending calendar 2005 are expected to be 2.0 times to
     2.9 times greater than the lowest level during the last cycle, which ended in 1995.

     Business Jet and VIP Aircraft Fleet Expansion and Related Retrofit Opportunities. General aviation and VIP airframe manufacturers have experienced growth in new aircraft deliveries similar to that which recently occurred in the commercial aircraft industry. According to industry sources, business jet aircraft deliveries amounted to 744 units in calendar 1999 and 758 units in calendar 2000. Industry sources indicate that approximately 6,437 business jets will be built between 2000 and 2009, with a value of more than $78 billion.

     Wide-body Aircraft Deliveries. The trend towards wide-body aircraft is significant to us because wide-body aircraft require almost five times the dollar value content for our products as compared to narrow-body aircraft. Deliveries of wide-body, long-haul aircraft constitute an increasing share of total new aircraft deliveries and are an increasing percentage of the worldwide fleet. Wide-body aircraft represented 17% of all new commercial aircraft delivered in 2000, and are expected to increase to 18% of new deliveries in 2003 and 21% of new deliveries in 2004. In addition, according to the Airline Monitor average annual deliveries of wide-body aircraft during calendar 2001 to 2004 are expected to be approximately 23% greater than actual deliveries of such aircraft during calendar 2000. Wide-body aircraft currently carry up to three or four times the number of seats as narrow-body aircraft, and because of multiple classes of service, including large first class and business class configurations, our average revenue per seat on wide-body aircraft is substantially higher. Aircraft cabin crews on wide-body aircraft may make and serve between 300 and 900 meals and may brew and serve more than 2,000 cups of coffee and 400 glasses of wine on a single flight.

     Original Equipment Manufacturers Outsourcing Opportunity. The industry is in the beginning stages of a widespread and accelerating movement toward outsourcing the manufacturing of components and subassemblies. Original equipment manufacturers are concentrating this outsourcing with a smaller group of larger suppliers, aggressively paring down their supplier bases and demanding from them superb quality and advanced manufacturing practices. As a result of these outsourcing and consolidation trends, we expect the component manufacturing and assembly business to grow at a faster rate than the overall aerospace industry.

     New Product Development. The aircraft cabin interior products companies are engaged in intensive development and marketing efforts for new products. Such products include full electric "sleeper seats," convertible seats, full face crew masks, advanced telecommunications equipment, protective breathing equipment, oxygen-generating systems, new food and beverage preparation and storage equipment, kevlar barrier nets, de-icing systems, crew rests and cabin management systems.

     Growing Engineering Services Markets. Historically, the airlines have relied primarily on their own in-house engineering resources to provide engineering, design, integration and installation services, as well as services related to repairing or replacing cabin interior products that have become damaged or otherwise non-functional. As cabin interior product configurations have become increasingly sophisticated and the airline industry increasingly competitive, the airlines have begun to outsource such services in order to increase productivity and reduce costs and overhead. Outsourced services include:

        - engineering design, integration, project management, installation and certification services;

        - modifications and reconfigurations for commercial aircraft; and

        - services related to the support of product upgrades.

PRODUCTS AND SERVICES

  Seating Products

     Our company is the world's leading manufacturer of aircraft seats, offering a wide selection of first class, business class, tourist class and commuter seats. A typical seat manufactured and sold by our company includes the seat frame, cushions, armrests and tray table, together with a variety of optional features such as adjustable lumbar supports, footrests, reading lights, head/neck supports, oxygen masks and telephones. We estimate that as of November 25, 2000 we had an aggregate installed base of approximately 1.2 million aircraft seats valued at replacement prices of approximately $2.7 billion.

     First and Business Classes. Based upon major airlines' program selection and orders on hand, we are the leading worldwide manufacturer of premium-class seats. Our new line of international first class sleeper seats incorporate full electric actuation, electric ottoman, privacy panels and side-wall mounted tables. Our recently released business class seats incorporate features from over 25 years of seating design. The premium business class seats include electrical or mechanical actuation, PC power ports, telephones, translating leg rests, adjustable lumbar cushions, 4-way adjustable headrests and fiber-optic reading lights. The first and business class products are substantially more expensive than tourist class seats due to these luxury appointments.

     Convertible Seats. We have developed two types of seats that can be converted from tourist class triple-row seats to business class double-row seats with minimal conversion complexity. Convertible seats allow airline customers the flexibility to adjust the ratio of business class to tourist class seats for a given aircraft configuration. This seat is increasing in popularity in the European market.

     Tourist Class. We are a leading worldwide manufacturer of tourist class seats and believe we offer the broadest such product line in the industry. We have designed tourist class seats which incorporate features not previously utilized in that class, such as laptop power ports and a number of premium comfort features such as footrests, headrests and adjustable lumbar systems.

     Commuter (Regional Jet) Seats. We are the leading manufacturer of regional aircraft seating in both the United States and worldwide markets. Our Silhouette(TM) Composite seats are similar to commercial jet seats in comfort and performance but typically do not have as many added comfort features. Consequently, they are lighter weight and require less maintenance.

     Spares. Aircraft seats require regularly scheduled maintenance in the course of normal passenger use. Airlines depend on seat manufacturers and secondary suppliers to provide spare parts and kit upgrade programs. As a result, a significant market exists for spare parts.

  Interior Systems Products

     We are the leading manufacturer of interior systems products for both narrow- and wide-body aircraft, offering a wide selection of coffee and beverage makers, water boilers, ovens, liquid containers, refrigeration equipment, oxygen delivery systems and a variety of other interior components. We estimate that as of November 25, 2000 we had an aggregate installed base of such equipment, valued at replacement prices, in excess of $970 million.

     Coffee Makers. We are the leading manufacturer of aircraft coffee makers. We manufacture a broad line of coffee makers, coffee warmers and water boilers, including the Flash Brew Coffee Maker, with the capability to brew 54 ounces of coffee in one minute, and a Combi(TM) unit which will both brew coffee and boil water for tea while utilizing 25% less electrical power than traditional 5,000-watt water boilers. We also manufacture a cappuccino/espresso maker.

     Ovens. We are the leading supplier of a broad line of specialized ovens, including high-heat efficiency ovens, high-heat convection ovens and warming ovens. Our newest offering, the DS Steam Oven, represents a new method of preparing food in-flight by maintaining constant temperature and moisture in the food. It addresses the airlines' need to provide a wider range of foods than can be prepared by convection ovens.

     Refrigeration Equipment. We are the worldwide industry leader in the design, manufacture and supply of commercial aircraft refrigeration equipment. We manufacture a self-contained wine and beverage chiller, the first unit specifically designed to rapidly chill wine and beverage on-board an aircraft.

     Oxygen Delivery Systems. We are a leading manufacturer of oxygen delivery systems for both commercial and general aviation aircraft. We are the only manufacturer with the capability to fully integrate overhead passenger service units with either chemical or gaseous oxygen equipment. Our oxygen equipment has been approved for use on all Boeing and Airbus aircraft and is also found on essentially all general aviation and VIP aircraft.

  Business Jets Products

     We entered the market for business jet aircraft products with the acquisition of Aircraft Modular Products, Inc., or AMP, in April 1998. By combining AMP's presence in the general aviation and VIP aircraft cabin interior products industry with that of our Puritan-Bennett Aero Systems Co., or PBASCO, and Aircraft Lighting Corporation, or ALC, product lines, which we acquired during fiscal 1999, we are now the leading manufacturer of a broad product line including a complete line of executive aircraft seating products, fluorescent lighting, air valves and oxygen delivery systems as well as sidewalls, bulkheads, credenzas, closets, galley structures, lavatories, tables and sofas. We have the capability to provide complete interior packages, including all design services, all interior components and program management services for executive aircraft interiors. We are the preferred supplier of seating products and direct and indirect lighting systems of essentially every general aviation airframe manufacturer. We estimate that as of November 25, 2000 we had an aggregate installed base of such equipment, valued at replacement prices, of approximately $1.4 billion.

  Cabin Interior Structures

     We are a leader in designing and manufacturing galley structures and crew rest compartments. We estimate that as of November 25, 2000, we had an installed base of such equipment, valued at replacement prices, of approximately $819 million.

     Crew Rest Compartments. We are the worldwide leader in the design, certification and manufacture of crew rest compartments. Crew rest compartments are utilized by the flight crew during long-haul international flights. A crew rest compartment is constructed utilizing lightweight cabin interior technology and incorporating electrical, heating, ventilation and air conditioning and lavatory and sleep compartments.

     Galley Structures. Galley structures are generally custom designed to accommodate the unique product specifications and features required by a particular carrier. Galley structures require intensive design and engineering work and are among the most sophisticated and expensive of the aircraft's cabin interior products. We provide a variety of galley structures, closets and class dividers, emphasizing sophisticated and higher value-added galleys for wide-body aircraft. We also manufacture lavatories for commercial and freighter aircraft.

  Engineering Services

     Our engineering services operation is a leader in providing design, integration, installation and certification services associated with the reconfiguration of commercial aircraft cabin interiors and converting commercial aircraft to freighters. We estimate that as of November 25, 2000, we had an installed base of such equipment, valued at replacement prices, of approximately $381 million.

     Passenger to Freighter Conversions. We are a leading supplier of structural design and integration services, including airframe modifications for passenger-to-freighter conversions. We are the leading provider of Boeing 767 passenger to freighter conversions and have performed conversions for Boeing 747-200 Combi, Boeing 747-200 (door only) and Airbus A300 B4 aircraft. Freighter conversions require sophisticated engineering capabilities and very large and complex proprietary parts kits.

     Engineering Design, Integration, Installation and Certification
     Services. We are a leader in providing engineering design, integration, installation and certification services for commercial aircraft passenger cabin interiors, offering our customers in-house capabilities to design, project manage, integrate, test and certify reconfigurations and modifications for commercial aircraft and to manufacture related products, including engineering kits and interface components. We provide a broad range of interior reconfiguration services which allow airlines to change the size of certain classes of service, modify and upgrade the seating, install telecommunications or entertainment options, relocate galleys, lavatories and overhead bins, and install crew rest compartments.

RESEARCH, DEVELOPMENT AND ENGINEERING

     We work closely with commercial airlines to improve existing products and identify customers' emerging needs. Our expenditures in research, development and engineering totaled $37 million for the nine months ended November 25, 2000, $40 million for the nine months ended November 27, 1999, $54 million for the fiscal year ended February 26, 2000 and $56 million for the fiscal year ended February 27, 1999. We employed approximately 618 professionals in the engineering and product development areas. We believe that we have the largest engineering organization in the cabin interior products industry, with not only software, electronic, electrical and mechanical design skills, but also substantial expertise in materials composition and custom cabin interior layout design and certification.

MARKETING AND CUSTOMERS

     We market and sell our products directly to virtually all of the world's major airlines and commercial and general aviation aircraft manufacturers. We market our general aviation products directly to all of the world's business jet airframe manufacturers, modification centers and operators. As of February 24, 2001, our sales and marketing organization consisted of 110 persons, along with 31 independent sales representatives. Our sales to non-U.S. airlines were approximately $200 million for the nine months ended November 25, 2000, $311 million for fiscal 2000 and $298 million for fiscal 1999, or approximately 40%, 43% and 42%, respectively, of net sales during such periods.

     Airlines select manufacturers of cabin interior products primarily on the basis of custom design capabilities, product quality and performance, on-time delivery, after-sales customer service, product support and price. We believe that our large installed base, our timely responsiveness in connection with the custom design, manufacture, delivery and after-sales customer service and product support of our products and our broad product line and stringent customer and regulatory requirements all present barriers to entry for potential new competitors in the cabin interior products market.

     We believe that our integrated worldwide marketing approach, focused by airline and encompassing our entire product line, is preferred by airlines. Led by a senior executive, teams representing each product line serve designated airlines that together accounted for almost 68% of the purchases of products manufactured by our company during the nine months ended November 25, 2000. These airline customer teams have developed customer specific strategies to meet each airline's product and service needs. We also staff "on-site" customer engineers at major airlines and airframe manufacturers to represent our entire product line and work closely with the customers to develop specifications for each successive generation of products required by the airlines. These engineers help customers integrate our wide range of cabin interior products and assist in obtaining the applicable regulatory certification for each particular product or cabin configuration. Through our on-site customer engineers, we expect to be able to more efficiently design and integrate products which address the requirements of our customers. We provide program management services, integrating all on-board cabin interior equipment and systems, including installation and Federal Aviation Administration certification, allowing airlines to substantially reduce costs. We believe that we are one of the only suppliers in the commercial aircraft cabin interior products industry with the size, resources, breadth of product line and global product support capability to operate in this manner. We market our general aviation products directly to all of the world's general aviation airframe manufacturers, modification centers and operators.

     Our program management approach requires that a program manager be assigned to each significant contract. The program manager is responsible for all aspects of the specific contract, including management of change orders and negotiation of related non-recurring engineering charges, monitoring the progress of the contract through its scheduled delivery dates and overall contract profitability. We believe that our customers derive substantial benefits from our program management approach, including better on-time delivery and higher service levels. We also believe our program management approach results in better customer satisfaction and higher profitability over the in-flight entertainment of a contract.


     During the nine months ended November 25, 2000, approximately 86% of our total revenues were derived from the airlines compared with 82% in fiscal 2000. Approximately 55% of our revenues during the nine months ended November 25, 2000 and 61% of our revenues during fiscal 2000 were from refurbishment, spares and upgrade programs. During the nine months ended November 25, 2000, and for fiscal 2000, no single customer accounted for 10% of total revenues. During fiscal 1999, one customer accounted for approximately 13% of our total revenues, and no other customer accounted for more than 10% of such revenues. The portion of our revenues attributable to particular airlines varies from year to year because of airlines' scheduled purchases of new aircraft and for retrofit and refurbishment programs for their existing aircraft.


BACKLOG

     We estimate that our backlog at February 24, 2001 was approximately $600 million (including $75 million from recently acquired companies), as compared with a backlog of $500 million on November 25, 2000, a low of $450 million on August 26, 2000 and $470 million on February 26, 2000. Of our backlog at February 24, 2001, approximately 66% is deliverable by the end of fiscal 2002; approximately 62% of our total backlog is with North American carriers, approximately 10% is with European carriers and approximately 19% is with Asian carriers.

CUSTOMER SERVICE

     We believe that our customers place a high value on customer service and product support and that such service is a critical factor in our industry. The key elements of such service include:

     - rapid response to requests for engineering designs, proposal requests and technical specifications;

     - flexibility with respect to customized features;

     - on-time delivery;

     - immediate availability of spare parts for a broad range of products; and

     - prompt attention to customer problems, including on-site customer training.

     Customer service is particularly important to airlines due to the high cost to the airlines of late delivery, malfunctions and other problems.

WARRANTY AND PRODUCT LIABILITY

     We warrant our products, or specific components thereof, for periods ranging from one to ten years, depending upon product type and component. We generally establish reserves for product warranty expense on the basis of the ratio of warranty costs incurred by the product over the warranty period to sales of the product. Actual warranty costs reduce the warranty reserve as they are incurred. We periodically review the adequacy of accrued product warranty reserves and revisions of such reserves are recognized in the period in which such revisions are determined.

     We also carry product liability insurance. We believe that our insurance is generally sufficient to cover product liability claims.

COMPETITION

     The commercial aircraft cabin interior products market is relatively fragmented with a number of competitors in each of the individual product categories. Due to the global nature of the commercial industry, competition in product categories comes from both U.S. and foreign manufacturers. However, as aircraft cabin interiors have become increasingly sophisticated and technically complex, airlines have demanded higher levels of engineering support and customer service than many smaller cabin interior products suppliers can provide. At the same time, airlines have recognized that cabin interior product suppliers must be able to integrate a wide range of products, including sophisticated electronic components, particularly in wide-body aircraft. We believe that the airlines' increasing demands on their suppliers will result in a consolidation of those suppliers that remain. We have participated in this consolidation through strategic acquisitions and internal growth and we intend to continue to participate in the consolidation.

     Our principal competitors for seating products are Group Zodiac S.A. and Keiper Recaro GmbH. Our primary competitors for interior systems products are Britax PLC, JAMCO, Scott Aviation and Intertechnique. Our principal competitors in the rapidly growing passenger to freighter conversion business include Boeing Airplane Services, Elbe Flugzeugwerko GMBH, a division of EADS, Israel Aircraft Industries, Pemco World Air Services and Aeronavili. Our principal competitors for other product and service offerings in our flight services and engineering services include TIMCO, JAMCO, Britax PLC, and Driessen Aircraft Interior Systems. The market for general aviation products and services is highly fragmented, consisting of numerous competitors, the largest of which is Decrane Aircraft Holdings.

MANUFACTURING AND RAW MATERIALS

     Our manufacturing operations consist of both the in-house manufacturing of component parts and sub-assemblies and the assembly of our specified and designed component parts that are purchased from outside vendors. We maintain state-of-the-art facilities, and we have an on-going strategic manufacturing improvement plan utilizing lean manufacturing processes. We expect that continuous improvement from implementation of this plan for each of our product lines will occur over the next several years and should lower production costs, cycle times and inventory requirements and at the same time improve product quality, customer response and profitability.

GOVERNMENT REGULATION

     The Federal Aviation Administration prescribes standards and licensing requirements for aircraft components, and licenses component repair stations within the United States. Comparable agencies regulate such matters in other countries. We hold several Federal Aviation Administration component certificates and perform component repairs at a number of our U.S. facilities under Federal Aviation Administration repair station licenses. We also hold an approval issued by the UK Civil Aviation Authority to design, manufacture, inspect and test aircraft seating products in Leighton Buzzard, England and in Kilkeel, Northern Ireland and to design, manufacture, inspect and test our flight structures and engineering services products in Dafen, Wales. We also hold the necessary approvals to design, manufacture, inspect, test and repair our interior systems products in Nieuwegein, Netherlands and to inspect, test and repair products at our service centers throughout the world.
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

     In March 1992, the Federal Aviation Administration adopted Technical Standard Order C127, or TSO C127, requiring that all seats on certain new generation commercial aircraft installed after such date be certified to meet a number of new safety requirements, including an ability to withstand a 16G force. We understand that the Federal Aviation Administration plans to adopt in the near future additional regulations which will require that within the next five years all seats, including those on existing older commercial aircraft which are subject to the Federal Aviation Administration's jurisdiction, will have to comply with similar seat safety requirements. We have developed 32 different seat models that meet these new seat safety regulations, have successfully completed thousands of tests to comply with TSO C127 and, based on our installed base of 16G seats, are the recognized industry leader in this area.

ENVIRONMENTAL MATTERS

     Our operations are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, including those governing discharges and pollutants into the air and water and the management and disposal of hazardous substances and wastes. We may be subject to liability or penalties for violations of those standards. We are also subject to laws and regulations, such as the Federal Superfund law and similar state statutes, governing remediation of contamination at facilities that we currently or formerly owned or operated or to which we send hazardous substances or wastes for treatment, recycling or disposal. We believe that we are currently in compliance, in all material respects, with all environmental laws and regulations. However, we could become subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability relating to our facilities or operations.

PATENTS

     We currently hold 88 United States patents and 45 international patents, covering a variety of products. We believe that the termination, expiration or infringement of one or more of such patents would not have a material adverse effect on our company.

EMPLOYEES

     As of February 24, 2001, we had approximately 4,300 employees. Approximately 69.2% of these employees are engaged in manufacturing, 14.4% in engineering, research and development and 16.4% in sales, marketing, product support and general administration. Approximately 18% of our worldwide employees are represented by unions. A labor contract representing 301 U.S. employees expires on May 4, 2003. The labor contract with the only other domestic union, which represents approximately 2% of our employees, also runs through the year 2003. We consider our employee relations to be good.

LEGAL PROCEEDINGS

     We are a defendant in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to result in a material adverse effect on our business, results of operations or financial condition.

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

                              SELLING STOCKHOLDERS

     We have recently made several acquisitions and, pursuant to the provisions of the agreements governing the acquisitions, we agreed to register shares of our common stock issued as consideration for the acquisitions. Each of the selling stockholders received the shares of our common stock being sold in this offering by the selling stockholders in connection with our acquisition of either Alson Industries, Inc., T.L. Windust Machine, Inc., DMGI, Inc. or Maynard Precision, Inc. The shares being sold by the selling stockholders in this offering are for the account of the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock offered by the former stockholders of Alson Industries, T.L. Windust Machine, DMGI and Maynard Precision who received their shares as consideration for the acquisitions unless the proceeds are in the aggregate in excess of $53.9 million.

     The following is a brief summary of some of the provisions of the agreements governing our recent acquisitions. We have not described every aspect of the agreements. You should refer to such agreements, which are filed as exhibits to the registration statement of which this prospectus is a part, for a complete description of their provisions and the definition of terms used in them.

THE ALSON INDUSTRIES, INC. ACQUISITION

     Effective February 24, 2001, pursuant to the terms of a share purchase and sale agreement dated as of February 24, 2001 by and among Alson Industries, Inc., the stockholders of Alson Industries and us, we acquired from the selling stockholders all of the outstanding stock of Alson Industries, for a total purchase price of approximately $17.2 million. We issued 919,107 shares of our common stock to the selling stockholders. Alson Industries is a company based in California that manufactures large structural components, including wing boxes and fuselage elements, for commercial aircraft.

     Under the terms of our share purchase and sale agreement with the former stockholders of Alson Industries, if the net proceeds of the sales of their shares in the offering (net of underwriting commissions and other expenses) are less than $22.40 per share, we will reimburse them for the difference between the net proceeds and such amount, multiplied by the number of shares sold by them in the offering, up to an aggregate amount of approximately $17.2 million. If the net proceeds received from the sale of the shares of the former stockholders of Alson Industries exceed approximately $17.2 million, the excess will be paid to us.

     If the number of shares sold is less than the 919,107 shares held by the former stockholders of Alson Industries, we have the right to repurchase the remaining unsold shares for a price of $22.40 per share. If the shares are not sold prior to August 26, 2001, the former stockholders of Alson Industries have the right to require us to repurchase these shares for a price of $22.40 per share, up to an aggregate amount of approximately $17.2 million.

THE T.L. WINDUST MACHINE, INC. ACQUISITION

     Effective February 24, 2001, pursuant to the terms of a share purchase and sale agreement dated as of February 24, 2001 by and among T.L. Windust Machine, Inc., the stockholders of T.L. Windust Machine and us, we acquired from the selling stockholders all of the outstanding stock of T.L. Windust, for a maximum total purchase price of approximately $7.8 million, which included approximately $1.1 million of assumed debt. We issued 406,339 shares of our common stock to the selling stockholders, which includes an additional approximately 187,500 shares of our common stock issued to an escrow holder, the payment of which is contingent upon certain earnings criteria. T.L. Windust Machine is a company based in California and manufactures structural parts primarily for aerospace and military platforms.


     Under the terms of our share purchase and sale agreement with the former stockholders of T.L. Windust, if the net proceeds of the sales of their shares in the offering (net of underwriting commissions and other expenses) are less than $22.40 per share, we will reimburse them for the difference between the net proceeds and such amount, multiplied by the number of shares sold by them in the offering, up to an aggregate amount of approximately $6.7 million. If the net proceeds received from the sale of the shares of the former stockholders of T.L. Windust Machine, Inc. exceed approximately $6.7 million, the excess will be paid to us.

     If the number of shares sold is less than the 406,339 shares held by the former stockholders of T.L. Windust, we have the right to repurchase the remaining unsold shares for a price of $22.40 per share. If the shares are not sold prior to August 23, 2001, the former stockholders of Alson Industries have the right to require us to repurchase these shares for a price of $22.40 per share, up to an aggregate amount of approximately $6.7 million.

THE DMGI, INC. ACQUISITION

     Effective February 24, 2001, pursuant to the terms of a share purchase and sale agreement dated as of February 24, 2001 by and among DMGI, Inc., Nick Campanelli, trustee of the Delco Machine and Gear Employee Stock Ownership Plan and Trust Agreement, the other stockholders of DMGI and us, we acquired from the selling stockholders all of the outstanding stock of DMGI, for a total purchase price of approximately $23 million, which included approximately $4.35 million in cash. We also assumed approximately $9 million of debt. We issued 1,084,761 shares of our common stock to the selling stockholders, plus $4.35 million in cash. DMGI is a company based in California that manufactures precision aerospace gears and gear-box assemblies and other aerospace related components.

     Under the terms of our share purchase and sale agreement with the former stockholders of DMGI, Inc., if the net proceeds of the sales of their shares in the offering (net of underwriting commissions and other expenses) are less than $21.7375 per share, we will reimburse them for the difference between the net proceeds and such amount multiplied by the number of shares sold by them in the offering, up to an aggregate amount of approximately $18.9 million. If the net proceeds received from the sale of the shares of the former stockholders of DMGI, Inc. exceed approximately $18.9 million, the excess will be paid to us.

     If the number of shares sold is less than the 1,084,761 shares held by the former stockholders of DMGI, Inc., we have the right to repurchase the remaining unsold shares for a price of $21.7375 per share. If the shares are not sold prior to August 23, 2001, the former stockholders of DMGI, Inc. have the right to require us to repurchase these shares for a price of $21.7375 per share, up to an aggregate amount of approximately $18.9 million.

THE MAYNARD PRECISION, INC. ACQUISITION

     Effective February 24, 2001, pursuant to the terms of a share purchase and sale agreement dated as of February 24, 2001 by and among Maynard Precision, Inc., the shareholders of Maynard and us, we acquired from the selling stockholders all of the outstanding stock of Maynard for a total purchase price of approximately $12.1 million, which included approximately $0.9 million in cash. We issued 479,401 shares of our common stock to the selling stockholders. Maynard is a company based in California which manufactures precision machined products.

     Under the terms of our share purchase and sale agreement with the former stockholders of Maynard, if the net proceeds of the sales of their shares in the offering are less than $23.36 share, we will reimburse them for the difference between the net proceeds and such amount, multiplied by the number of shares sold by them in the offering, up to an aggregate amount of approximately $11.2 million. If the net proceeds received from the sale of the shares of the former stockholders of Maynard exceed approximately $11.2 million, the excess will be paid to us.

     If the number of shares sold is less than 479,401 shares held by the former stockholders of Maynard, we have the right to repurchase the remaining unsold shares for a price of $23.36 per share. If shares are not sold by August 26, 2001, the former stockholders of Maynard have the right to require us to repurchase these shares for a price of $23.36, up to an aggregate amount of approximately $11.2 million.

REGISTRATION RIGHTS

     Pursuant to the terms of each of the share purchase and sale agreements, we agreed to file a registration statement with the Securities and Exchange Commission and to use commercially reasonable efforts to cause the registration statement to become and continue to be effective until the earlier of (i) all of the selling stockholders shares of our common stock have been sold in a registered offering or (ii) 180 days after the closing date of the acquisitions.

RELATED TRANSACTIONS

     We issued an aggregate of 51,345 of our shares to JCDL, Inc. as nominee for Jim C. Cowart and Dave Lahar in connection with the acquisitions of Alson Industries, T.L. Windust Machine, DMGI and Maynard Precision. Of the shares held by JCDL, Inc., 33,600 are beneficially owned by Jim C. Cowart, a director of our company, and 17,745 are beneficially owned by Dave Lahar, a consultant to our company, each of whom provided financial advisory services and other assistance to us in connection with these acquisitions. We believe these shares represent customary fees and commissions for transactions of this nature.

SELLING STOCKHOLDER TABLE

     Set forth below are the names of each selling stockholder, the number of shares of common stock beneficially owned as of May 1, 2001 by each selling stockholder, the number of shares that will be offered and sold by or on behalf of each selling stockholder hereunder and the amount of common stock to be owned by each selling stockholder upon the completion of this offering. As of May 1, 2001, none of our selling stockholders beneficially owns more than 1.0% of our outstanding common stock based on the number of shares of our common stock outstanding on January 31, 2001, and to our knowledge, except for Carter L. Collins and Terry L. Windust, who are employees of our company, Jim C. Cowart, who is a director of our company, and Phil Jakobi and Don Schoellerman, who have consulting agreements with us, none of the selling stockholders has had any material relationships with us subsequent to the closing of the respective acquisitions of Alson Industries, T.L. Windust Machine, DMGI and Maynard Precision. Dave Lahar, who from time to time provides consulting services to our company, has received, and may in the future receive, customary fees in connection with these consulting services.

                                            SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                   OWNED                                OWNED
                                             PRIOR TO OFFERING                      AFTER OFFERING
                                            --------------------     SHARES      --------------------
SELLING STOCKHOLDERS***                      NUMBER     PERCENT      OFFERED      NUMBER     PERCENT
-----------------------                     --------    --------    ---------    --------    --------
Alson Industries Inc. stockholders:
  Donald L. Schoellerman..................  212,102        *          212,102         --       --
  Jack L. Shoellerman, Trustee of the
  Donald L. Shoellerman Trust No. 1, U/D/T
  dated June 30, 1999.....................   88,376        *           88,376         --       --
  Jack L. Schoellerman, Trustee of the
  Jack L. Schoellerman Trust No. 1, U/D/T
  dated June 30, 1999.....................   88,376        *           88,376         --       --
  Jack L. Schoellerman, Trustee of the
  Patricia A. Schoellerman Trust No. 1,
  U/D/T dated June 30, 1999...............   88,376        *           88,376         --       --
  Jack L. Schoellerman, Trustee of the
  Cheryl A. Schoellerman Trust No. 1,
  U/D/T dated June 30, 1999...............   88,376        *           88,376         --       --
  Jack L. Shoellerman, Trustee of the
  Patricia A. Schoellerman Trust No. 2,
  U/D/T dated June 30, 1999...............   88,376        *           88,376         --       --
  Jack L. Schoellerman, Trustee of the
  Jack L. Schoellerman Trust No. 2, U/D/T
  dated June 30, 1999.....................   88,375        *           88,375         --       --
  Jack L. Schoellerman, Trustee of the
  Donald L. Schoellerman Trust No. 2,
  U/D/T dated June 30, 1999...............   88,375        *           88,375         --       --
  Jack L. Schoellerman, Trustee of the
  Cheryl A. Schoellerman Trust No. 2,
  U/D/T dated June 30, 1999...............   88,375        *           88,375         --       --

                                                                        (footnotes on following page)

                                            SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                   OWNED                                OWNED
                                             PRIOR TO OFFERING                      AFTER OFFERING
                                            --------------------     SHARES      --------------------
SELLING STOCKHOLDERS***                      NUMBER     PERCENT      OFFERED      NUMBER     PERCENT
-----------------------                     --------    --------    ---------    --------    --------
DMGI, Inc. stockholders:
  Nick Campanelli, Trustee of the Delco
  Machine and Gear Employee Stock
  Ownership Plan and Trust Agreement......  374,188        *          374,188         --       --
  Lydia-Joseph Jakobi.....................   37,493        *           37,493         --       --
  Felix Jakobi............................  424,606        *          424,606         --       --
  Gil Varon...............................   11,253        *           11,253         --       --
  Robert W. Firestone and Tamcon
  Firestone, Trustees of the Firestone
  Family Trust............................   22,563        *           22,563         --       --
  Barry B. Langberg.......................   10,226        *           10,226         --       --
  Daniel Firestone........................   11,253        *           11,253
  Frank L. Tobe...........................   18,830        *           18,830         --       --
  Steven H. Firestone.....................   11,253        *           11,253         --       --
  Allan Cohen.............................    9,582        *            9,582         --       --
  Nick Campanelli and Ana Campanelli,
     Trustees of the Campanelli Family
     Trust dated October 13, 1999.........   67,162        *           67,162         --       --
  Del R. Warren...........................    9,595        *            9,595         --       --
  Nick Campanelli.........................   28,784        *           28,784         --       --
  David Timmerman.........................   47,973        *           47,973         --       --
T.L. Windust Machine, Inc. stockholders:
  Terry L. Windust........................   99,553        *           99,553         --       --
  Dorothy Windust.........................  103,617        *          103,617         --       --
  Carter Collins..........................   99,553        *           99,553         --       --
  Kathleen Collins........................  103,616        *          103,616         --       --
Maynard Precision Inc. stockholders:
  George R. Maynard.......................  244,495        *          244,495         --       --
  Debi F. Maynard.........................  234,906        *          234,906         --       --
Jim C. Cowart**...........................  133,600        *           17,900    115,700        *
David Lahar**.............................   51,495        *           17,745     33,750        *
                                                                    ---------
  Total...................................                          2,925,253
                                                                    =========


---------------
  * Less than 1.0%

 ** Mr. Cowart's shares include 100,000 shares issuable upon the exercise of stock options exercisable in the next sixty days. His shares exclude options to purchase 25,000 shares of common stock that are not exercisable in the next sixty days. Mr. Lahar's shares include 33,750 shares issuable upon the exercise of stock options exercisable in the next sixty days. His shares exclude options to purchase 6,250 shares of common stock that are not exercisable in the next sixty days.


*** The address for all of the members of the Alson Industries Inc. stockholders is Jack Schoellerman, Stockholders' Representative, 2030 Main Street, Suite 1600, Irvine, California 92614-7240. The address for all of the members of the T.L. Windust Machine, Inc. stockholders is Terry L. Windust, Stockholders' Representative, 1307 Summitridge Drive, Diamond Bar, Ca. 91765. The address for all of the members of the DMGI, Inc. stockholders except for the Trustee or the ESOP is Mr. Felix Jakobi, Anthem Country Club, 2 Panther Creek Courts, Henderson, Nevada 89052. The address for the Trust and the ESOP is Manatt Phelps & Phillips, LLP, 11355 West Olympic Boulevard, Los Angeles, CA 90067. The address for all members of the Maynard Precision, Inc. stockholders is George R. and Debi F. Maynard, 2013 Oak Glen Drive, Vista, California 92083. The address for Mr. Cowart and Mr. Lahar is c/o BE Aerospace, Inc., 1400 Corporate Center Way, Wellington, Florida 33414.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     We are authorized to issue 50,000,000 shares of common stock, $0.01 par value, of which 26,003,203 shares were outstanding as of February 24, 2001. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to receive such dividends as may be declared by the board of directors out of funds legally available to pay dividends. The indentures relating to our newly-issued 8 7/8% senior subordinated notes, 8% senior subordinated notes and 9 1/2% senior subordinated notes restrict dividend payments by us to our stockholders. In the event of a liquidation, dissolution or winding up of our company, holders of our common stock have the right to a ratable portion of the assets remaining after payment of liabilities. Holders of common stock do not have cumulative voting, preemptive, redemption or conversion rights. All outstanding shares of our common stock are, and the shares to be sold in this offering will be, fully paid and non-assessable.

PREFERRED STOCK

     Our restated certificate of incorporation provides for the authorization of 1,000,000 shares of preferred stock, $0.01 par value. The shares of preferred stock may be issued from time to time at the discretion of the board of directors without stockholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our restated certificate of incorporation. No shares of our preferred stock are outstanding, and we have no immediate plans to issue any preferred stock. The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of common stock.

DIRECTORS' EXCULPATION AND INDEMNIFICATION

     Our restated certificate provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the restated certificate provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. The restated certificate also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL.

ELECTION AND REMOVAL OF DIRECTORS

     The restated certificate classifies our board of directors into three classes, as nearly equal in number as possible, so that each director will serve for three years, with one class of directors being elected each year. The restated certificate also provides that directors may be removed for cause only with the approval of the holders of at least two-thirds of the voting power of our shares entitled to vote generally in the election of directors at an annual meeting or special meeting called for such purpose. In addition, the restated certificate requires at least two-thirds of the voting power of our shares entitled to vote generally in the election of directors at an annual meeting or special meeting called for such purpose to alter, amend or repeal the provisions relating to the classified board and removal of directors described above.

     We believe that the provisions described in the preceding paragraph, taken together, reduce the possibility that a third party could effect a change in the composition of our board of directors without the support of the incumbent board. The provisions may have significant effects on the ability of our stockholders to change the composition of the incumbent board, to benefit from transactions which are opposed by the incumbent board, to assume control of us or effect a fundamental corporate transaction such as a merger. Nevertheless, although we have not experienced any problems in the past with the continuity or stability of the board, management believes that the provisions help assure the continuity and stability of our policies in the future, since the majority of the directors at any time will have prior experience as directors.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are subject to the provisions of Section 203 of the DGCL. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or
(iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or
(ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

RIGHTS AGREEMENT

     On November 12, 1998, our board of directors declared a distribution of one right for each outstanding share of common stock to stockholders of record at the close of business on November 23, 1998 and for each share of common stock issued (including shares distributed from treasury stock) by us thereafter and prior to the distribution date, which will occur on the date described below. Each right entitles the registered holder, subject to the terms of the rights agreement dated as of November 12, 1998, to purchase from us one one-thousandth of a share, or a unit, of series A junior preferred stock, par value $0.01 per share, at a purchase price of $100.00 per unit, subject to adjustment.

     Initially, the rights will attach to all certificates representing shares of outstanding common stock, and no separate rights certificates will be distributed. The rights will separate from the common stock and the distribution date will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "stock acquisition date") that a person or group of affiliated or associated persons, other than us, any subsidiaries or any or our or our subsidiaries employee benefit plans (an "acquiring person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of common stock, or (ii) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of common stock. Until the distribution date, (i) the rights will be evidenced by common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after November 23, 1998 (also including shares distributed from treasury stock) will contain a notation incorporating the rights agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding common stock will also constitute the transfer of the rights associated with the common stock represented by such certificates.

     The rights are not exercisable until the distribution date and will expire at the close of business on the tenth anniversary of the rights agreement unless earlier redeemed by us.

     As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights.

     In the event that (i) we are the surviving corporation in a merger with an acquiring person and shares of our common stock shall remain outstanding, (ii) a person becomes the beneficial owner of 15% or more of the then outstanding shares of our common stock, (iii) an acquiring person engages in one or more "self-dealing" transactions as set forth in the rights agreement, or (iv) during such time as there is an acquiring person, an event occurs which results in such acquiring person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a right will thereafter have the right to receive, upon exercise, units of series A junior preferred stock (or, in certain circumstances, common stock, cash, property or other of our securities) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by the number of units of series A junior preferred stock issuable upon exercise of a right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any acquiring person will be null and void.

     In the event that, at any time following the stock acquisition date, (i) we are acquired in a merger or other business combination transaction and we are not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other person or (iii) 50% or more of our assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring person having a value equal to two times the exercise price of the right.

     The purchase price payable, and the number of units of series A junior preferred stock issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the series A junior preferred stock, (ii) if holders of the series A junior preferred stock are granted certain rights or warrants to subscribe for series A junior preferred stock or convertible securities at less than the current market price of the series A junior preferred stock, or (iii) upon the distribution to the holders of the series A junior preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. We are not required to issue fractional units. In lieu thereof, an adjustment in cash may be made based on the market price of the series A junior preferred stock prior to the date of exercise.

     At any time until ten days following the stock acquisition date, a majority of the board of directors may redeem the rights in whole, but not in part, at the redemption price of $0.01 per right, payable, at the election of such majority of the board of directors, in cash or shares of our common stock. Immediately upon the action of a majority of the board of directors ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for units of series A junior preferred stock, or other consideration.

     Any of the provisions of the rights agreement may be amended at any time prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person, or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the rights are not redeemable.

     The units of series A junior preferred stock that may be acquired upon exercise of the rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by us.

     Each unit of series A junior preferred stock will have a minimum preferential quarterly dividend rate of $0.01 per unit but will, in any event, be entitled to a dividend equal to the per share dividend declared on our common stock.

     In the event of liquidation, the holder of a unit of series A junior preferred stock will receive a series A junior preferred liquidation payment equal to the greater of $0.01 per unit or the per share amount paid in respect of a share of our common stock.

     Each unit of series A junior preferred stock will have one vote, voting together with the common stock. The holders of units of series A junior preferred stock, voting as a separate class, shall be entitled to elect two directors if dividends on the preferred stock are in arrears for six fiscal quarters.

     In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each unit of series A junior preferred stock will be entitled to receive the per share amount paid in respect of each share of common stock.

     The rights of holders of the series A junior preferred stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

     Because of the nature of the series A junior preferred stock's dividend, liquidation and voting rights, the economic value of one unit of series A junior preferred stock that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company of Brooklyn, New York.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                 FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

GENERAL

     The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. holder. For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of common stock that is any of the following for U.S. federal income tax purposes:

     - a nonresident alien individual;

     - a foreign corporation;

     - a foreign estate, the income of which is not subject to U.S. federal income taxation regardless of its source;

     - a trust that is not subject to the supervision of a court within the United States and the control of one or more U.S. persons;

     - a trust that does not have a valid election in effect under the applicable U.S. treasury regulations to be treated as a U.S. person;

     - a foreign partnership.

     The discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying our common stock you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of our common stock in your particular situation.

DISTRIBUTIONS

     If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed those earnings and profits, the distributions will constitute a return of capital that is applied against, and will reduce, your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Dividends that are not effectively connected with a U.S. trade or business by you will be subject to U.S. withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. For purposes of withholding, we will determine the amount of a distribution subject to withholding based on a reasonable estimate made by us of our accumulated and current earnings and profits. To receive a reduced treaty rate, you must furnish to us or our paying agent a duly completed Form W-8BEN, W-8IMY, or similar appropriate documentation, or substitute form certifying your qualification for the reduced rate.

     Dividends that are effectively connected with the conduct of a trade or business within the United States and, if a tax treaty applies, are attributable to a U.S. permanent establishment, are exempt from U.S. federal withholding tax, provided that you furnish to us or our paying agent a duly completed Form W-8ECI, or similar appropriate documentation, or substitute form certifying the exemption. However, dividends exempt from U.S. withholding because they are effectively connected or they are attributable to a U.S. permanent establishment are subject to U.S. federal income tax on a net income basis at the applicable graduated U.S. federal income tax rates. In addition, if you are a foreign corporation, under certain circumstances, you may be subject to an additional "branch profits tax" at a 30% rate or a lower rate specified by an applicable income tax treaty.

     You generally will be subject to U.S. backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, as described above, unless you comply with Internal Revenue Service certification procedures or, in the case of payments made outside the United States with respect to an offshore account, documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends, you must comply with modified Internal Revenue Service certification requirements. Special rules also apply to dividend payments made to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both.

     If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

     - The gain is effectively connected with a trade or business conducted by you in the United States and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment, in which case you would be taxed on the net gain derived from the sale or other disposition under applicable graduated U.S. federal income tax rates. If you are a foreign corporation, you may be subject to an additional "branch profits tax" at a rate of 30% or a lower rate specified by an applicable income tax treaty.

     - You are an individual, hold our common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition, and other conditions are met, in which case you will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by certain U.S. capital losses (even though you are not considered to be a resident of the United States).

     - We are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which you held the common stock in which case you will be taxed on the gain from the sale pursuant to the effectively connected rules above. We believe that we never have been, are not currently and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. If we were to become a U.S. real property holding corporation, you still would not be subject to U.S. tax if the shares of our common stock are considered to be "regularly traded on an established securities market" and you do not own, actually or constructively,, at any time during the shorter of the periods described above, more than five percent of our common stock.

     Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special tax treatment under the Internal Revenue Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

FEDERAL ESTATE TAX

     If you are an individual who is not a citizen or resident, as defined for U.S. estate tax purposes, of the United States at the time of death, the shares of common stock held by you will be included in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under U.S. Treasury regulations, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

     U.S. federal backup withholding generally is a withholding tax imposed at the rate of 31% on specified payments to persons that fail to furnish required information under the U.S. information reporting requirements. See the discussion under "-- Distributions" above for rules regarding backup withholding on dividends paid to non-U.S. holders.

     As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effective outside the U.S. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the U.S. if that broker:

     - is a U.S. person;

     - is a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the U.S.;

     - is a "controlled foreign corporation" as defined in the Internal Revenue Code; or

     - is a foreign partnership with certain specified U.S. connections.

     Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or the beneficial owner otherwise establishes an exemption.

     Payment by or through a U.S. office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the Internal Revenue Service.

     THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON STOCK BY NON-U.S. HOLDERS FOR U.S. FEDERAL INCOME AND ESTATE TAX PURPOSES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OR OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated             , we and the selling stockholders have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Dresdner Kleinwort Wasserstein Securities LLC and CIBC World Markets Corp. are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Dresdner Kleinwort Wasserstein Securities LLC...............
CIBC World Markets Corp. ...................................

                                                              ---------
          Total.............................................  5,000,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 750,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

                                                        PER SHARE                           TOTAL
                                             -------------------------------   -------------------------------
                                                WITHOUT            WITH           WITHOUT            WITH
                                             OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                             --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions paid
  by us....................................     $                $                $                $
Expenses payable by us.....................     $                $                $                $
Underwriting Discounts and Commissions paid
  by selling stockholders..................     $                $                $                $
Expenses payable by the selling
  stockholders.............................     $                $                $                $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances of shares of common stock or grants or options to purchase shares of common stock under employee benefit plans existing on the date of this prospectus, issuances of shares of common stock pursuant to the exercise of options outstanding on the date of this prospectus and the issuance of shares of common stock as consideration for the purchase by us of any business or assets to parties that agree to be bound by the restrictions described in this paragraph.


     Our chairman, chief executive officer, chief financial officer and our directors have agreed that they will not, except for certain permitted transfers, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.


     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     Some of the underwriters and their affiliates have provided and may provide in the future investment banking and other financial services for us in the ordinary course of business for which they have received and would receive customary compensation.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option -- a naked short position -- the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic form may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker/dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by us will be passed upon for us by Shearman & Sterling, New York, New York. The validity of the shares of common stock offered by the selling stockholders will be passed upon by Good, Wildman, Hegness & Walley, Newport Beach, California. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS


     The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from BE Aerospace's Annual Report on Form 10-K/A for the fiscal year ended February 26, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the restatement of the disclosures relating to BE Aerospace's reportable segments as discussed in Note 15), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file reports, proxy statements, and other information with the Securities and Exchange Commission and the Nasdaq National Market. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. Reports and other information concerning us can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock offered hereby. As permitted by the SEC, this prospectus, which constitutes a part of the registration statement, does not contain all the information included in the registration statement. Such additional information may be obtained form the locations described above. Statements contained in this prospectus as to the contents of any document are not necessarily complete. You should refer to the document for all the details.

     You should rely only on the information contained and incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference herein, is accurate only as of the respective dates of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

     - incorporated documents are considered part of the prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference the documents listed below which we filed with the SEC under the Securities and Exchange Act of 1934:


     - our annual report on Form 10-K, as amended on May 3, 2001, for the fiscal year ended February 26, 2000; and



     - our quarterly reports on Form 10-Q for the fiscal quarterly periods ended May 27, 2000, as amended on May 3, 2001, August 26, 2000, as amended on November 3, 2000 and as further amended on May 3, 2001, and November 25, 2000 as amended on May 3, 2001.


     You may request a copy of these filings, at no cost, by writing or telephoning our General Counsel at the following address:

    BE Aerospace, Inc.
    1400 Corporate Center Way
    Wellington, Florida 33414
    Attention: General Counsel
    (561) 791-5000

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement and any filings thereafter and prior to the termination of this offering:

     - reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934;

     - definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent stockholders' meeting; and

     - any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

     Such documents will become a part of this prospectus from the date such documents are filed.

     Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall be deemed, as so modified or superseded, to constitute a part of this prospectus.

                              [B/E AEROSPACE LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions). All of such expenses, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers fee and the NASDAQ Listing Fee, are estimated.


Securities and Exchange Commission registration fee.........  $   29,009
NASD filing fee.............................................      12,104
NASDAQ listing fee..........................................      17,500
Legal fees and expenses.....................................     300,000
Transfer Agent and Registrar fees and expenses..............      40,000
Accounting fees and expenses................................     275,000
Blue Sky fees and expenses (including counsel fees).........      10,000
Printing expenses...........................................     300,000
Miscellaneous...............................................     216,387
                                                              ----------
          Total.............................................  $1,200,000
                                                              ==========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

LIMITATION ON LIABILITY OF DIRECTORS

     Pursuant to authority conferred by Section 102 of the Delaware General Corporation Law (the "DGCL"), Paragraph 11 of BE Aerospace's certificate of incorporation (the "Certificate") eliminates the personal liability of BE Aerospace's directors to BE Aerospace or its stockholders for monetary damages for breach of fiduciary duty, including, without limitation, directors serving on committees of BE Aerospace's board of directors (the "Board"). Directors remain liable for (1) any breach of the duty of loyalty to BE Aerospace or its stockholders, (2) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (3) any violation of
Section 174 of the DGCL, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances, and (4) any transaction from which directors derive an improper personal benefit.

INDEMNIFICATION AND INSURANCE

     In accordance with Section 145 of the DGCL, which provides for the indemnification of directors, officers and employees under certain circumstances, Paragraph 11 grants BE Aerospace's directors and officers a right to indemnification for all expenses, liabilities and losses relating to civil, criminal, administrative or investigative proceedings to which they are a party
(1) by reason of the fact that they are or were directors or officers of BE Aerospace or (2) by reason of the fact that, while they are or were directors or officers of BE Aerospace, they are or were serving at the request of BE Aerospace as directors or officers of another corporation, partnership, joint venture, trust or enterprise.

     Paragraph 11 further provides for the mandatory advancement of expenses incurred by officers and directors in defending such proceedings in advance of their final disposition upon delivery to BE Aerospace by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified under Paragraph 11. BE Aerospace may not indemnify or make advance payments to any person in connection with proceedings initiated against BE Aerospace by such person without the authorization of the Board.

     In addition, Paragraph 11 provides that directors and officers therein described shall be indemnified to the fullest extent permitted by Section 145 of the DGCL, or any successor provisions or amendments thereunder.

     In the event that any such successor provisions or amendments provide indemnification rights broader than permitted prior thereto, Paragraph 11 allows such broader indemnification rights to apply retroactively with respect to any predating alleged action or inaction and also allows the indemnification to continue after an indemnitee has ceased to be a director or officer of BE Aerospace and to inure to the benefit of the indemnitee's heirs, executors and administrators.

     Paragraph 11 further provides that the right to indemnification is not exclusive of any other right that any indemnitee may have or thereafter acquire under any statute, the Certificate, any agreement or vote of stockholders or disinterested directors or otherwise, and allows BE Aerospace to indemnify and advance expenses to any person whom the corporation has the power to indemnify under the DGCL or otherwise.

     The form of Purchase Agreement filed as Exhibit 1.1 hereto provides for the indemnification of the registrant, its controlling persons, its directors and certain of its officers by the underwriters against certain liabilities, including liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors and officers and controlling persons pursuant to the foregoing provisions, BE Aerospace has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Certificate authorizes BE Aerospace to purchase insurance for directors and officers of BE Aerospace and persons who serve at the request of BE Aerospace as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or enterprise against any expense, liability or loss incurred in such capacity, whether or not BE Aerospace would have the power to indemnify such persons against such expense or liability under the DGCL. BE Aerospace intends to maintain insurance coverage of its officers and directors as well as insurance coverage to reimburse BE Aerospace for potential costs of its corporate indemnification of directors and officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

     The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

ITEM 17.  UNDERTAKINGS.

     We undertake that, for the purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We undertake that:

          (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this amendment to the registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 9, 2001.


                                          BE AEROSPACE, INC.

                                          By:                  *
                                            ------------------------------------
                                              Amin J. Khoury, Chairman of the
                                              Board


     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities indicated on May 9, 2001.


                      SIGNATURE                                              TITLE
                      ---------                                              -----

                          *                              Chairman of the Board
-----------------------------------------------------
                   Amin J. Khoury

                          *                              Vice Chairman of the Board and Chief Executive
-----------------------------------------------------      Officer (principal executive officer)
                  Robert J. Khoury

                          *                              Corporate Senior Vice President of
-----------------------------------------------------      Administration and Chief Financial Officer
                 Thomas P. McCaffrey                       (principal financial and accounting officer)

                          *                              Director
-----------------------------------------------------
                    Jim C. Cowart

                          *                              Director
-----------------------------------------------------
                Richard G. Hamermesh

                          *                              Director
-----------------------------------------------------
                    Brian H. Rowe

                          *                              Director
-----------------------------------------------------
                  Jack M. Schofield

            *By: /s/ THOMAS P. MCCAFFREY
  ------------------------------------------------
                 Thomas P. McCaffrey
                  Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.     DESCRIPTION
-------   -----------
  1.1*    Form of Underwriting Agreement
  3.1     Amended and Restated Certificate of Incorporation(1)
  3.2     Certificate of Amendment of the Restated Certificate of
          Incorporation(2)
  3.3     Certificate of Amendment of the Restated Certificate of
          Incorporation(3)
  3.4     Amended and Restated By-Laws(4)
  4.1     Specimen Common Stock Certificate(1)
  4.2     Rights Agreement between the Company and BankBoston, N.A., as rights agent, dated as of November 12, 1998(4)
  5.1**   Opinion of Shearman & Sterling
 23.1**   Consent of Shearman & Sterling (included in Exhibit 5.1)
 23.2*    Consent of Deloitte & Touche L.L.P., as independent
          accountants for BE Aerospace, Inc.
 24.1     Powers of Attorney (included in signature pages of this
          Registration Statement)
 24.2**   Power of Attorney of Jack M. Schofield dated April 20, 2001
 99.1**   Share Purchase and Sale Agreement dated effective as of
          February 24, 2001 among BE Aerospace Inc., Alson Industries
          Inc., and the stockholders of Alson
 99.2**   Share Purchase and Sale Agreement dated as of effective as of February 24, 2001 among BE Aerospace Inc., DMGI Inc., and the stockholders of DMGI
 99.3**   Share Purchase and Sale Agreement dated effective as of
          February 24, 2001 among BE Aerospace Inc., T.L. Windust
          Machine, Inc. and the stockholders of Windust
 99.4**   Share Purchase and Sale Agreement dated effective as of
          February 24, 2001 among BE Aerospace, Inc., Maynard
          Precision, Inc. and the stockholders of Maynard


---------------
  * Filed herewith.


 ** Previously filed.



(1) Incorporated by reference to the Company's Registration Statement on Form S-1, as amended (No. 33-33689), filed with the Commission on March 7, 1990.


(2) Incorporated by reference to the Company's Registration statement on Form S-1, as amended (No. 33-54146), filed with the Commission on November 3, 1992.

(3) Incorporated by reference to the Company's Registration Statement on Form S-3, as amended (No. 333-60209), filed with the Commission on July 30, 1998.

(4) Incorporated by reference to the Company's Current Report on Form 8-K dated November 12, 1998, filed with the Commission on November 18, 1998.